UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 5, 2010

Commission File Number: 1-13546

____________________________________

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland
(Address of Principal Executive Offices)
____________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

 Enclosure: STMicroelectronics N.V.’s Third Quarter and Nine Months 2010 ended September 25, 2010:

•      Management’s Discussion and Analysis of Financial Position and Results of Operations;

•      Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow, and Statements of Changes in Equity and related Notes for the three months and nine months ended September 25, 2010; and

•      Certifications pursuant to Sections 302 (Exhibits 12.1 and 12.2) and 906 (Exhibit 13.1) of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow and Statements of Changes in Equity for the three months and nine months ended September 25, 2010 and Notes thereto included elsewhere in this Form 6-K, and our annual report on Form 20-F for the year ended December 31, 2009 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on March 10, 2010 (the “Form 20-F”). The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Critical Accounting Policies Using Significant Estimates”, “Business Outlook” and “Liquidity and Capital Resources—Financial Outlook”. Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information—Risk Factors” included in the Form 20-F. We assume no obligation to update the forward-looking statements or such risk factors.

Our Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) is provided in addition to the accompanying consolidated financial statements and notes to assist readers in understanding our results of operations, financial condition and cash flows. Our MD&A is organized as follows:

•
Critical Accounting Policies using Significant Estimates, which we believe are most important to understanding the assumptions and judgments incorporated in our reported financial results and forecasts.

•	Business Overview, a discussion of our business and overall analysis of financial and other relevant highlights designed to provide context for the other sections of the MD&A.

•	Business Outlook, our expectations for selected financial items for the fourth quarter of 2010.

•	Other Developments in 2010.

•	Results of Operations, containing segment information as well as a sequential and year-over-year analysis of our financial results for the three months and nine months ended September 25, 2010.

•	Legal Proceedings, describing the status of open legal proceedings.

•	Related-Party Transactions, disclosing transactions with related parties.

•	Discussion of the impact of changes in exchange rates, interest rates and equity prices on our activity and financial results.

•	Liquidity and Capital Resources, presenting an analysis of changes in our balance sheets and cash flows, and discussing our financial condition and potential sources of liquidity.

•	Backlog and Customers, discussing the evolution of our bookings and open orders from, and sales to, our key customers.

•	Disclosure Controls and Procedures.

•	Cautionary Note Regarding Forward-Looking Statements.

Critical Accounting Policies Using Significant Estimates

The preparation of our consolidated financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions. The primary areas that require significant estimates and judgments by us include, but are not limited to:

•	sales returns and allowances;

•	determination of the best estimate of selling price for deliverables in multiple element sale arrangements;

•	inventory reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory;

•	accruals for litigation and claims;

•
valuation at fair value of acquired assets including intangibles, goodwill, investments and tangible assets, and assumed liabilities in a business combination, as well as the impairment of their related carrying values;

•	the assessment, in each reporting period, of events, which could trigger interim impairment testing;

•	estimated value of the consideration to be received and used as fair value for asset groups classified as assets to be disposed of by sale and the assessment of the probability of realizing the sale;

•	measurement of the fair value of debt and equity securities, for which no observable market price is obtainable;

•	the assessment of credit losses and other-than-temporary impairment charges on financial assets;

•	the valuation of noncontrolling interests, particularly in case of a contribution in kind as part of a business combination;

•	restructuring charges;

•	assumptions used in calculating pension obligations;

•	the determination of the amount of taxes estimated for the full year, including deferred income tax assets and provisions for tax positions and claims.

We base the estimates and assumptions on historical experience and on various other factors such as market trends and the latest available business plans that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While we regularly evaluate our estimates and assumptions, the actual results we experience could differ materially and adversely from our estimates. To the extent there are material differences between our estimates and actual results, future results of operations, cash flows and financial position could be significantly affected. With respect to the Wireless segment, our accounting relies on estimates based on the business plan of ST-Ericsson, as submitted by ST-Ericsson’s CEO to the ST-Ericsson’s Board of Directors.

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our consolidated financial statements:

Revenue recognition. Our policy is to recognize revenues from sales of products to our customers when all of the following conditions have been met: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred; (c) the selling price is fixed or determinable; and (d) collectability is reasonably assured. This usually occurs at the time of shipment.

Consistent with standard business practice in the semiconductor industry, price protection is granted to distributor customers on their existing inventory of our products to compensate them for declines in market prices. We accrue a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales. This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor, adjusted if required, to accommodate for a significant move in the current market price. We record the accrued amounts as a deduction of revenue at the time of the sale. The ultimate decision to authorize a distributor refund remains fully within our control. The short outstanding inventory time period, our ability to foresee changes in standard inventory product pricing (as opposed to pricing for certain customized products) and our lengthy distributor pricing history have enabled us to reliably estimate price protection provisions at period-end. If market conditions differ from our assumptions, this could have an impact on future periods. In particular, if market conditions were to deteriorate, net revenues could be reduced due to higher product returns and price reductions at the time these adjustments occur.

Our customers occasionally return our products for technical reasons. Our standard terms and conditions of sale provide that if we determine that our products are non-conforming, we will repair or replace them, or issue a credit or rebate of the purchase price. In certain cases, when the products we have supplied have been proven to be defective, we have agreed to compensate our customers for claimed damages in order to maintain and enhance our business relationship. Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. We provide for such returns when they are considered likely and can be reasonably estimated. We record the accrued amounts as a reduction of revenue.

Our insurance policies relating to product liability only cover physical and other direct damages caused by defective products. We carry only limited insurance against immaterial, non-consequential damages in the event of a product recall. We record a provision for warranty costs as a charge against cost of sales based on historical trends of warranty costs incurred as a percentage of sales which we have determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period. Any potential warranty claims are subject to our determination that we are at fault and liable for damages, and that such claims usually must be submitted within a short period following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law. Our contractual terms and conditions typically limit our liability to the sales value of the products that gave rise to the claim.

We maintain an allowance for doubtful accounts for estimated potential losses resulting from our customers’ inability to make required payments. We base our estimates on historical collection trends and record a provision accordingly. Furthermore, we are required to evaluate our customers’ credit ratings from time to time and take an additional provision for any specific account that we consider doubtful. In the nine months of 2010, we did not record any new material specific provision related to bankrupt customers other than our standard provision of 1% of total receivables based on estimated historical collection trends. If we receive information that the financial condition of our customers has deteriorated, resulting in an impairment of their ability to make payments, additional allowances could be required. Such deterioration is increasingly likely in the case of a crisis in the credit markets. While the majority of our sales agreements contain standard terms and conditions, we may, from time to time, enter into agreements that contain multiple elements or non-standard terms and conditions, which require revenue recognition judgments. In such cases, following the guidance related to revenue recognition, we allocate the revenue to different deliverables based on best estimates of selling prices of each deliverable.

Goodwill and purchased intangible assets. The purchase method of accounting for acquisitions requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired. Goodwill and intangible assets deemed to have indefinite lives are not amortized but are instead subject to annual impairment tests. The amounts and useful lives assigned to other intangible assets impact future amortization. If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required. At September 25, 2010, the value of goodwill amounted to $1,060 million. No additional amount was recognized during the third quarter of 2010.

Impairment of goodwill. Goodwill recognized in business combinations is not amortized and is instead subject to an impairment test to be performed on an annual basis, or more frequently if indicators of impairment exist, in order to assess the recoverability of its carrying value. Goodwill subject to potential impairment is tested at a reporting unit level, which represents a component of an operating segment for which discrete financial information is available. Our reporting unit “Wireless” includes ST-Ericsson. This impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess. In determining the fair value of a reporting unit, we usually estimate the expected discounted future cash flows associated with the reporting unit. Significant management judgments and estimates are used in forecasting the future discounted cash flows. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution, our sales expectations and our costs evaluation, and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect, and future adverse changes in market conditions or operating results of acquired businesses that are not in line with our estimates may require impairment of certain goodwill.

During the third quarter, we conducted the yearly impairment test, which did not result in a need to recognize an additional impairment. We did not record any goodwill impairment during the nine months of 2010. However, many of the factors used in assessing fair values for such assets are outside of our control and the estimates used in such analyses are subject to change. We will continue to monitor the carrying value of our assets. If market and economic conditions deteriorate further, this could result in future non-cash impairment charges against income. Further impairment charges could also result from new valuations triggered by changes in our product portfolio or strategic transactions, particularly in the event of a downward shift in future revenues or operating cash flow in relation to our current plans.

Intangible assets subject to amortization. Intangible assets subject to amortization include the cost of technologies and licenses purchased from third parties, as well as from the purchase method of accounting for acquisitions, purchased software and internally developed software that is capitalized. In addition, intangible assets subject to amortization include intangible assets acquired through business combinations such as core technologies and customer relationships. Intangible assets subject to amortization are reflected net of any impairment losses and are amortized over their estimated useful life. The carrying value of intangible assets subject to amortization is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. In determining recoverability, we initially assess whether the carrying value exceeds the undiscounted cash flows associated with the intangible assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. An impairment loss is recognized for the excess of the carrying amount over the fair value. We normally estimate the fair value based on the projected discounted future cash flows associated with the intangible assets. Significant management judgments and estimates are required to forecast the future operating results used in the discounted cash flow method of valuation. Our evaluations are based on financial plans updated with the latest available projections of growth in the semiconductor market and our sales expectations. They are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect and that future adverse changes in market conditions or operating results of businesses acquired may not be in line with our estimates and may therefore require us to recognize impairment of certain intangible assets. At September 25, 2010, the value of intangible assets subject to amortization amounted to $747 million.

Property, plant and equipment. Our business requires substantial investments in technologically advanced manufacturing facilities, which may become significantly underutilized or obsolete as a result of rapid changes in demand and ongoing technological evolution. We estimate the useful life for the majority of our manufacturing equipment, the largest component of our long-lived assets, to be six years, except for our 300-mm manufacturing equipment whose useful life was estimated to be ten years. This estimate is based on our experience using the equipment over time. Depreciation expense is a major element of our manufacturing cost structure. We begin to depreciate new equipment when it is placed into service.

We perform an impairment review when there is reason to suspect that the carrying value of tangible assets or groups of assets might not be recoverable. In determining the recoverability of assets to be held and used, we initially assess whether the carrying value exceeds the undiscounted cash flows associated with the tangible assets or group of assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. We normally estimate this fair value based on market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of our fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies. We also evaluate the continued validity of an asset’s useful life when impairment indicators are identified. Assets classified as held for sale are reflected at the lower of their carrying amount and fair value less selling costs and are not depreciated during the selling period. Selling costs include incremental direct costs to transact the sale that we would not have incurred except for the decision to sell.

Our evaluations are based on financial plans updated with the latest projections of growth in the semiconductor market and our sales expectations, from which we derive the future production needs and loading of our manufacturing facilities, and which are consistent with the plans and estimates that we use to manage our business. These plans are highly variable due to the high volatility of the semiconductor business and therefore are subject to continuous modifications. If future growth differs from the estimates used in our plans, in terms of both market growth and production allocation to our manufacturing plants, this could require a further review of the carrying amount of our tangible assets and result in a potential impairment loss.

Inventory. Inventory is stated at the lower of cost and net realizable value. Cost is based on the weighted average cost by adjusting the standard cost to approximate actual manufacturing costs on a quarterly basis; therefore, the cost is dependent upon our manufacturing performance. In the case of underutilization of our manufacturing facilities, we estimate the costs associated with the excess capacity. These costs are not included in the valuation of inventories but are charged directly to the cost of sales. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses and cost of completion. As required, we evaluate inventory acquired as part of purchase accounting at fair value, less completion and distribution costs and related margin.

The valuation of inventory requires us to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter’s sales, order backlog and production plans. To the extent that future negative market conditions generate order backlog cancellations and declining sales, or if future conditions are less favorable than the projected revenue assumptions, we could be required to record additional inventory provisions, which would have a negative impact on our gross margin.

Business combination. The purchase method of accounting for business combinations requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired. The amounts and useful lives assigned to other intangible assets impact future amortization. If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required.

Restructuring charges. We have undertaken, and we may continue to undertake, significant restructuring initiatives, which have required us, or may require us in the future, to develop formalized plans for exiting any of our existing activities. We recognize the fair value of a liability for costs associated with exiting an activity when a probable liability exists and it can be reasonably estimated. We record estimated charges for non-voluntary termination benefit arrangements such as severance and outplacement costs meeting the criteria for a liability as described above. Given the significance and timing of the execution of such activities, the process is complex and involves periodic reviews of estimates made at the time the original decisions were taken. This process can require more than one year due to requisite governmental and customer approvals and our capability to transfer technology and know-how to other locations. As we operate in a highly cyclical industry, we monitor and evaluate business conditions on a regular basis. If broader or newer initiatives, which could include production curtailment or closure of other manufacturing facilities, were to be taken, we may be required to incur additional charges as well as change estimates of the amounts previously recorded. The potential impact of these changes could be material and could have a material adverse effect on our results of operations or financial condition. For the third quarter of 2010, the net amount of restructuring charges and other related closure costs amounted to $27 million before taxes.

Share-based compensation. We measure our share-based compensation cost based on its fair value on the grant date of each award. This cost is recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period, and is adjusted for actual forfeitures that occur before vesting. Our share-based compensation plans may award shares contingent on the achievement of certain financial objectives, including our financial results. In order to assess the fair value of this share-based compensation, we are required to estimate certain items, including the probability of meeting certain industry performances compared to our financial results, forfeitures and employees’ service period. As a result, in relation to our nonvested Stock Award Plan, we recorded a total pre-tax expense of $8 million in the third quarter of 2010, out of which $1 million was related to the 2008 plan; $2 million to the 2009 plan and $5 million to the 2010 plan.

Earnings (loss) on Equity Investments. We are required to record our proportionate share of the results of the entities that we account for under the equity method. This recognition is based on results reported by these entities, sometimes on a one-quarter lag, and, for such purpose, we rely on their internal controls. In the third quarter of 2010, we recognized a loss of approximately $7 million related to the ST-Ericsson JVD entities we account for under the equity method, net of the amortization of basis differences, and $1 million loss related to other investments. In case of triggering events, we are required to determine the fair value of our investment and assess the classification of temporary versus other-than-temporary impairments of the carrying value. We make this assessment by evaluating the business on the basis of the most recent plans and projections or to the best of our estimates.

Financial assets. We classify our financial assets in the following categories: held-for-trading and available-for-sale. Such classification depends on the purpose for which the investments are acquired. Management determines the classification of its financial assets at initial recognition. We have not elected to apply the fair value option on any financial assets. Unlisted equity securities with no readily determinable fair value are carried at cost. Regular purchases and sales of financial assets are recognized on the trade date — the date on which we commit to purchase or sell the asset. Financial assets are initially recognized at fair value; available-for-sale and held-for-trading financial assets are subsequently carried at fair value. The gain (loss) on the sale of the financial assets is reported as a non-operating element on the consolidated statements of income. The fair values of quoted debt and equity securities are based on current market prices. If the market for a financial asset is not active and if no observable market price is obtainable, we measure fair value by using assumptions and estimates. For unquoted equity securities, these assumptions and estimates include the use of recent arm’s length transactions; for debt securities without available observable market price, we establish fair value by reference to publicly available indexes of securities with same rating and comparable or similar underlying collaterals or industries’ exposure, which we believe approximates the orderly exit value in the current market. In measuring fair value, we make maximum use of market inputs and rely as little as possible on entity-specific inputs. Based on the previously adopted mark to model methodology, in the nine months of 2010 we had no additional impairment on the value of the Auction Rate Securities (“ARS”) that Credit Suisse purchased on our account contrary to our mandate. For more information about the ARS purchased by Credit Suisse contrary to our instruction, which are still accounted for and owned by us pending the execution of the favorable arbitration award against Credit Suisse Securities LLC (“Credit Suisse”) by the Financial Industry Regulatory Authority (“FINRA”) and confirmed on March 19, 2010 and on August 24, 2010 by the ruling of the federal district court in New York, see “Legal Proceedings”.

Income taxes. We are required to make estimates and judgments in determining income tax expense or benefit for financial statement purposes. These estimates and judgments also occur in the calculation of certain tax assets and liabilities and provisions. Furthermore, the adoption of the FASB guidance on accounting for uncertainty in income taxes requires an evaluation of the probability of any tax uncertainties and the recognition of the relevant charges.

We are also required to assess the likelihood of recovery of our deferred tax assets. If recovery is not likely, we are required to record a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable, which would increase our provision for income taxes. Our deferred tax assets have increased substantially in recent years in light of our negative net earnings. As of September 25, 2010, we recorded in our accounts certain valuation allowances based on our current operating assumptions. However, should our operating assumptions change we may be impaired in our ability to fully recover our deferred tax assets in the future. Likewise, a change in the tax rates applicable in the various jurisdictions could have an impact on our future tax provisions in the periods in which these changes could occur.

Patent and other Intellectual Property (“IP”) litigation or claims. As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communication alleging possible infringement of patents and other IP rights of third parties. Furthermore, we may become involved in costly litigation brought against us regarding patents, mask works, copyrights, trademarks or trade secrets. In the event the outcome of a litigation claim is unfavorable to us, we may be required to purchase a license for the underlying IP right on economically unfavorable terms and conditions, possibly pay damages for prior use, and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on our results of operations and on our ability to compete. See Item 3. “Key Information — Risk Factors — Risks Related to Our Operations — We depend on patents to protect our rights to our technology” included in our Form 20-F, as may be updated from time to time in our public filings.

We record a provision when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly evaluate losses and claims with the support of our outside counsel to determine whether they need to be adjusted based on current information available to us. Legal costs associated with claims are expensed as incurred. In the event of litigation that is adversely determined with respect to our interests, or in the event that we need to change our evaluation of a potential third-party claim based on new evidence or communications, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize. We are in discussion with several parties with respect to claims against us relating to possible infringement of other parties’ IP rights. We are also involved in several legal proceedings concerning such issues. See “Legal Proceedings.”

As of September 25, 2010, based on our assessment, we did not record any provisions in our financial statements relating to third party IP right claims since we had not identified any risk of probable loss that is likely to arise out of asserted claims or ongoing legal proceedings. There can be no assurance, however, that these will be resolved in our favor. If the outcome of any claim or litigation were to be unfavorable to us, we could incur monetary damages, and/or face an injunction, all of which singly or in the aggregate could have an adverse effect on our results of operation and our ability to compete.

Pension and Post Retirement Benefits. Our results of operations and our consolidated Balance Sheet include an amount of pension and post retirement benefits that are measured using actuarial valuations. At September 25, 2010, our pension and long-term benefit obligations net of plan assets amounted to $299 million based on the assumption that our employees will work with us until they reach the age of retirement. These valuations are based on key assumptions, including discount rates, expected long-term rates of return on funds and salary increase rates. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. Any changes in the pension schemes or in the above assumptions can have an impact on our valuations. The measurement date we use for the majority of our plans is December 31.

Other claims. We are subject to the possibility of loss contingencies arising in the ordinary course of business. These include, but are not limited to: warranty costs on our products not covered by insurance, breach of contract claims, tax claims and provisions for specifically identified income tax exposure as well as claims for environmental damages. In determining loss contingencies, we consider the likelihood of a loss of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly re-evaluate any losses and claims and determine whether our provisions need to be adjusted based on the current information available to us. In the event we are unable to estimate the amount of such loss in a correct and timely manner, this could have a material adverse effect on our results of operations or financial condition at the time such loss were to materialize.

Fiscal Year

Under Article 35 of our Articles of Association, our financial year extends from January 1 to December 31, which is the period end of each fiscal year. The first and second quarters of 2010 ended on March 27 and June 26, 2010, respectively. The third quarter of 2010 ended on September 25 and the fourth quarter will end on December 31, 2010. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year.

Business Overview

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products produced by us (which consists of the TAM and excludes PC motherboard major devices such as Microprocessors (“MPUs”), dynamic random access memories (“DRAMs”), optoelectronics devices and Flash Memories).

The semiconductor industry continued to progress, during the third quarter of 2010, with the total revenues reaching a new historically high quarterly level, even though a softening of the customer demand has been noticed in certain market applications, in particular in computer and consumer applications. Based on published industry data by WSTS, semiconductor industry revenues increased in the third quarter of 2010 by approximately 26% for the TAM and 21% for the SAM on a year-over-year basis to reach approximately $79 billion and $45 billion, respectively. On a sequential basis, TAM and SAM registered an increase of approximately 6% and 8%, respectively.

With reference to our business performance, during the third quarter of 2010 we registered a solid progression in terms of revenues, while the level of our bookings in certain market applications was softening from the very high levels in prior periods. Our revenues increased to $2,657 million, a 16.8% increase over the same period in 2009, led by the ACCI and IMS product segments, while Wireless revenues decreased. On a year-over-year basis our overall performance resulted below the SAM, because of the weakness of our Wireless revenues.

On a sequential basis, our third quarter 2010 revenues increased 5.0%, in line with our anticipated guidance, with all segments contributing to such increase. Our sequential performance was below the SAM.

Our effective average exchange rate for the nine months of 2010 was $1.36 for €1.00 compared to $1.35 for €1.00 for the nine months of 2009. Our effective average exchange rate for the third quarter of 2010 was $1.34 for €1.00 compared to $1.35 for €1.00 for the second quarter of 2010 and $1.38 for €1.00 in the third quarter of 2009. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates” below.

Our third quarter 2010 gross margin reached 39.2% of revenues, coming in above the 38.8% mid-point of our guidance released to the market in July 2010. Our third quarter 2010 gross margin improved 90 basis points sequentially and about 800 basis points compared to the equivalent year-ago period, which was largely penalized by significant unused capacity charges associated with poor loading, accounting for approximately 2 percentage points. The main factors contributing to the improvement during the third quarter 2010 were: (i) higher sales volume and, consequently, the improved loading of our fabs; (ii) overall improvement in our manufacturing efficiencies resulting from our restructuring and cost optimization initiatives; and (iii) new product introductions in several of our product lines, such as Home Video, Industrial and Power Conversion, Micro-Electro-Mechanical Systems (“MEMS”), Microcontrollers, Power and Smart-Power.

Our total operating expenses, combining the selling, general and administrative (“SG&A”) and research and development (“R&D”) expenses, decreased, both sequentially and on a year-over-year basis, during the third quarter of 2010, both in dollar terms and in terms of expense to sales ratio, taking advantage of the cost saving initiatives and a minor favorable impact of the US dollar exchange rate.

The third quarter 2010 operating result was an income of $193 million, a significant improvement compared to the $196 million loss in the third quarter of 2009, driven by higher revenues, as well as overall improvement of our manufacturing performance and control of our operating expenses. Our third quarter 2010 operating income improved sequentially from a $91 million income in the second quarter of 2010, due to higher revenues and lower costs. The strengthening U.S. dollar exchange rate had a modest favorable impact on our third quarter 2010 financial result. See “Impact of Changes in Exchange Rates”.

We continued to follow the path of improving our profitability, with net income of $198 million, or $0.22 per share on a diluted basis, after having attributed $62 million of the ST-Ericsson JVS’ losses to noncontrolling interest. In summary, our profitability during the third quarter of 2010 was generated by the following factors:

•	solid progression of our revenues;

•	overall improvement of our manufacturing performances; and

•	cost savings in our operating expenses.

These factors were partially offset by the following elements:

•	negative pricing trend; and

•	the losses of ST-Ericsson JVS, half of which were attributed to non-controlling interest.

Our third quarter financial performance reflected high demand for our products and the effective operating leverage of our model. We reported both revenues and gross margin above the mid-point of our guidance range. These results underscore the quality of our product portfolio and validate our roadmap to enhance our return on invested capital.

Our two largest product sectors, ACCI and IMS, both achieved record levels of sales in the quarter, with IMS surpassing one billion dollars in quarterly sales for the first time.

At the operating profit level, results were also very good. ACCI operating margin increased to 11.7% while IMS rose to 19.7%. These strong results are primarily due to the strengthening of our product portfolio and already meet or exceed our operating margin goals for the end of 2010.

ST-Ericsson continues to make progress in its ongoing portfolio transition and restructuring efforts and, as expected, reported sequential revenue growth of 4% and improvements of operating results.

The R&D investments in our product portfolio, the work on improving our cost structure, and the marketing and sales initiatives, in combination with favorable market conditions, have enabled us to deliver progressively stronger financial results throughout the first three quarters of 2010. In summary, we met or exceeded all key performance targets in the third quarter.

Our efforts to develop waves of innovative products are producing results and we are benefiting from our investments in product R&D. Several new and important products contributed to the revenue growth in the third quarter, including our Gyroscope families, our general purpose 32-bit Microcontroller families and our Power and Smart-Power products, which serve many different markets.

We expect many of the new products moving through our development pipeline to also contribute to our growth in the coming quarters. Some of our most promising new products include our latest generation digital TV SoCs and Display Port interface ICs, MEMS microphones and motion sensors and high-performance analog products for a variety of applications such as advanced sensors for medical and power-line communication ICs for smart grids.

Business Outlook

Even though in the third quarter the level of bookings in certain market applications softened from the very high levels in prior periods, we are encouraged by the level of our backlog in the fourth quarter. As a result, we expect sequential net revenue growth of between 2% and 7%. We also expect the fourth quarter to show a further improvement in our gross margin to about 39.5%, plus or minus 1.0 percentage point.

The first nine months of 2010 represent a significant turnaround for our company. Our financial performance exiting the deep recession of 2009 and our enhanced product portfolio have positioned us to be a much stronger company. Based upon our fourth quarter outlook, we expect to finish 2010 with a solid level of profitability overall and a very strong financial position.

This outlook is based on an assumed effective currency exchange rate of approximately $1.36 = €1.00 for the 2010 fourth quarter. The fourth quarter will close on December 31, 2010 and will have a higher number of days compared to the third quarter.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” herein and “Item 3. Key Information—Risk Factors” in our Form 20-F as may be updated from time to time in our SEC filings.

Other Developments in 2010

On January 4, 2010, we signed a joint agreement with Enel and Sharp for the manufacture of triple-junction thin-film photovoltaic panels in Italy. On August 2, 2010, we announced, together with Enel and Sharp, the signature of a binding commitment letter for a project financing of around €150 million by a group of banks and our equal share joint venture, named 3Sun, began operations at the Catania, Italy factory. The Catania factory’s initial photovoltaic panel production capacity, equivalent to 160 MW per year, is to be financed through a combination of equity from sponsors, grants from the Italian Joint Ministerial Committee for Economic planning, which recently committed €49 million to this project, and project financing provided by leading banks. We, Enel and Sharp have each underwritten one third of the joint venture’s equity, equal to €60 million. Our equity commitment was mainly satisfied by the contribution of the M6 facility in Catania (see below) for a value of €60 million. We, Enel and Sharp may commit to further equity contribution should certain conditions be met. Panel production at the Catania plant is scheduled to begin in the second half of 2011.

On February 3, 2010, we announced that Tjerk Hooghiemstra joined us as Executive Vice-President, Chief Administrative Officer (“CAO”), reporting to our President and CEO, Carlo Bozotti. This new position was created with the aim of generating synergies among several staff organizations by optimizing the functions of Human Resources, Health & Safety, Education, Legal, Internal Communication, Security and Corporate Responsibility.

As of October 8, 2010, our Chief Compliance Officer reports to our CAO; and our Internal Audit organization reports functionally to the Chairman of our Audit Committee and administratively to our CEO.

Numonyx

On February 10, 2010, we, together with our partners Intel Corporation and Francisco Partners, entered into a definitive agreement with Micron Technology Inc., in which Micron acquired Numonyx Holdings B.V. in an all-stock transaction, closed on May 7, 2010. In exchange for our 48.6% stake in Numonyx, we received approximately 66.88 million shares of Micron common stock, which is recorded as a financial investment. At the May 6, 2010 Micron closing share price of $8.75 per share, the value of the shares was $585.2 million. Due to the high volatility in the share price, the value of these shares could be subject to material variations and, therefore, in order to partially protect the value of the transaction, we have hedged, with certain derivative instruments, a significant portion of the 66.88 million shares. For the details of these hedging operations, see Note 27 to our Unaudited Interim Consolidated Financial Statements. Furthermore, we also have a payable of $78 million due to Francisco Partners at the end of the shares’ six month lock-up period, i.e. on November 7, 2010. Also, at the closing of this transaction, the senior credit facility that was supported by our guarantee of $225 million was repaid in full by Numonyx. The overall transaction results in a gain after tax of approximately $265 million, higher than the amount previously announced, which was reported in our fiscal second quarter Consolidated Statement of Income. In connection with the divestiture of Numonyx we also received full ownership of the Numonyx M6 facility in Catania, Italy, which, as noted above, we have contributed to 3Sun, the new photovoltaic joint venture among Enel, Sharp and us.

Under the terms of the agreement to sell Numonyx to Micron, we retained the $250 million deposit with DBS Bank Ltd. in Singapore, which was intended to guarantee the Hynix-Numonyx Joint Venture’s debt financing for such amount. Concurrent with our divestiture of Numonyx, we entered into an agreement with Micron and Numonyx that provided that, in the event Hynix exercised its right to purchase Numonyx’s interest in the Hynix joint venture following the closing of the Numonyx transaction, Numonyx would take over all or part of our obligations under the guarantee. On May 31, 2010, Numonyx notified us that on May 28, 2010, Hynix had delivered a call option exercise notice to them. Following these events, our $250 million deposit in favor of the Numonyx-Hynix joint venture was released to us on August 31, 2010, upon the completion of Hynix’s purchase of Numonyx’s equity interest in the Hynix-Numonyx Joint Venture. See Note 18 to our Unaudited Interim Consolidated Financial Statements.

On March 19, 2010, in connection with our legal action to recover from Credit Suisse the amount invested in unauthorized auction rate securities against our instructions, the federal district court in New York issued a ruling affirming the unanimous arbitration award in our favor for more than $431 million, including collected interest, entered in February 2009 by FINRA. The ruling of the federal district court in New York denied Credit Suisse’s motion to vacate the award, also granting our petition to affirm the award and directing Credit Suisse to pay us the unpaid balance. Based on the ruling we should receive approximately $358 million, which includes approximately $27 million of interest to date, in addition to the approximately $75 million previously received in December upon selling a portion of these securities. On March 31, 2010, the New York Court for the Southern District issued a judgment confirming the March 19, 2010 order and closing the case. On August 24, 2010, the New York Court for the Southern District issued a judgment confirming the ruling of March 2010, which was subsequently appealed by Credit Suisse. After filing the required supersedeas bond, Credit Suisse filed on September 21, 2010 a motion of appeal to the US Court of Appeal of the Second Circuit, and three days later we filed a motion for an expedited appeal. On October 8, 2010 the US Court of Appeal for the Second Circuit fixed a trial schedule, which sets dates for the filing of Credit Suisse’s Appellant Brief and reply brief, our Appellee Brief, and an appeal hearing, which could take place as early as the week of March 28, 2011.

At our annual general meeting of shareholders held on May 25, 2010, the following proposals, inter alia, were approved by our shareholders:

•	Approval of our 2009 accounts reported in accordance with International Financial Reporting Standards (IFRS);

•	The reappointment for a three-year term, expiring at the 2013 Annual General Meeting, of the following members of the Supervisory Board: Mr. Raymond Bingham and Mr. Alessandro Ovi; and

•	The distribution of an annual cash dividend of $0.28 per share, to be paid in four equal quarterly installments.

Our Supervisory Board met on October 26, 2010, and announced its decision to propose for shareholder approval at our next Annual General Meeting in 2011, the reappointment for a three-year term of Carlo Bozotti as the sole member of the Managing Board and our President and Chief Executive Officer. In addition, Didier Lamouche resigned as a member of our Supervisory Board effective October 26, 2010, in view of his joining us on November 1, 2010.  Alain Dutheil has announced his decision to retire in 2011 after 27 years with us. Following a transition period, Didier Lamouche will succeed Alain Dutheil as Chief Operating Officer on January 26, 2011. Alessandro Ovi was appointed to replace Didier Lamouche on our Audit Committee.

Results of Operations

Segment Information

We operate in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, we further participate in the manufacturing value chain of Smartcard products through our divisions, which include the production and sale of both silicon chips and Smart cards.

 The current organization is as follows:

•	Automotive Consumer Computer and Communication Infrastructure (“ACCI”), comprised of four product lines:

o	Automotive Products Group (“APG”);

o	Computer and Communication Infrastructure (“CCI”);

o	Home Entertainment & Displays (“HED”); and

o	Imaging (“IMG”).

•	Industrial and Multisegment Sector (“IMS”), comprised of:

o	Analog, Power and Micro-Electro-Mechanical Systems (“APM”); and

o	Microcontrollers, non-Flash, non-volatile Memory and Smart Card products (“MMS”).

•	Wireless Segment (“Wireless”), comprised of:

o	2G, EDGE, TD-SCDMA & Connectivity;

o	3G Multimedia & Platforms;

o	LTE & 3G Modem Solutions;

in which since February 3, 2009, we report the portion of sales and operating results of ST-Ericsson JVS as consolidated in our revenue and operating results; and

o	Other Wireless, in which we report other revenues, gross margin and other items related to the wireless business but outside of the ST-Ericsson JVS.

In 2010, we restated our results from prior periods for illustrative comparisons of our performance by product segment. The preparation of segment information based on the current segment structure requires us to make significant estimates, assumptions and judgments in determining the operating income of the segments for the prior reporting periods. The tables set forth below reflect the transfer of a small business unit from ACCI to IMS; accordingly, we have reclassified the prior period’s revenues and operating income results of ACCI and IMS. We believe that the restated 2009 presentation is consistent with that of 2010 and we use these comparatives when managing our company.

Our principal investment and resource allocation decisions in the semiconductor business area are for expenditures on R&D and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product segments, but on the basis of the semiconductor business area. All these product segments share common R&D for process technology and manufacturing capacity for most of their products.

In the Subsystems business area, we design, develop, manufacture and market subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to our business as a whole, the Subsystems segment does not meet the requirements for a reportable segment as defined in the guidance on disclosures about segments of an enterprise and related information.

The following tables present our consolidated net revenues and consolidated operating income by product segment. For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with our internal policies, certain cost items are not charged to the segments, including unused capacity charges, impairment, restructuring charges and other related closure costs, start-up and phase out costs of certain manufacturing facilities, strategic and special R&D programs or other corporate-sponsored initiatives, including certain corporate level operating expenses, acquired IP R&D, other non-recurrent purchase accounting items and certain other miscellaneous charges.

	Three Months Ended (unaudited)		Nine Months Ended (unaudited)
	September 25, 2010	September 26, 2009	September 25, 2010	September 26, 2009
	(In millions)
Net revenues by product segment:
Automotive Consumer Computer and Communication Infrastructure (“ACCI”)(1)	$1,086	$839	$3,041	$2,171
Industrial and Multisegment Sector (“IMS”)(1)	1,012	706	2,767	1,816
Wireless	546	705	1,658	1,873
Others(2)	13	25	47	67
Total consolidated net revenues	$2,657	$2,275	$7,513	$5,927
____________

(1)	Following the transfer of a small business unit from ACCI to IMS, we have reclassified prior period revenues accordingly.
(2)	Includes revenues from the sales of Subsystems, assembly services and other products not allocated to product segments.

For each product segment, the following table discloses the revenues of their relevant product lines for the periods under review:

	Three Months Ended (unaudited)		Nine Months Ended (unaudited)
	September 25, 2010	September 26, 2009	September 25, 2010	September 26, 2009
	(In millions)
Net revenues by product line:
Automotive Products Group (“APG”)(1)	$364	$281	$1,015	$685
Computer and Communication Infrastructure (“CCI”)	296	257	834	625
Home Entertainment & Displays (“HED”)	267	188	760	551
Imaging (“IMG”)	143	113	393	301
Others	16	-	39	9
Automotive Consumer Computer and Communication Infrastructure (“ACCI”)	1,086	839	3,041	2,171
Analog, Power and Micro-Electro-Mechanical Systems (“APM”)	702	498	1,925	1,277
Microcontrollers, non-Flash, non-volatile Memory and Smartcard products (“MMS”)(1)	309	208	839	538
Others	1	-	3	1
Industrial and Multisegment Sector (“IMS”)	1,012	706	2,767	1,816
2G, EDGE TD-SCDMA & Connectivity	250	291	704	748
3G Multimedia & Platforms	287	409	931	1,107
LTE & 3G Modem Solutions	9	4	22	10
Others	-	1	1	8
Wireless	546	705	1,658	1,873
Others	13	25	47	67
Total consolidated net revenues	$2,657	$2,275	$7,513	$5,927
____________
(1)	Following the transfer of a small business unit from ACCI to IMS, we have reclassified prior period revenues accordingly.

	Three Months Ended (unaudited)		Nine Months Ended (unaudited)
	September 25, 2010	September 26, 2009	September 25, 2010	September 26, 2009
	(In millions)
Operating income (loss) by product segment:
Automotive Consumer Computer and Communication Infrastructure (“ACCI”)	$128	$(33)	$275	$(131)
Industrial and Multisegment Sector (“IMS”)	199	23	427	6
Wireless (1)	(94)	(75)	(347)	(308)
Others(2)	(40)	(111)	(92)	(583)
Operating income (loss)	$193	$(196)	$263	$(1,016)
____________

(1)
The majority of Wireless’ activities are run through ST-Ericsson JVS, a joint venture between us and Ericsson. In addition, the Wireless segment includes other items affecting operating results related to the wireless business. The minority interest of Ericsson in ST-Ericsson JVS’ operating results (which are 100% included in the Wireless segment) is credited in the line “Noncontrolling interest” of our Consolidated Statement of Income, which reported income of $60 million for the three months ended September 25, 2010.

(2)
Operating loss of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, start-up and phase-out costs, and other unallocated expenses such as: strategic or special R&D programs, acquired IP R&D and other non-recurrent purchase accounting items, certain corporate level operating expenses, certain patent claims and litigation, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group.

	Three Months Ended (unaudited)		Nine Months Ended (unaudited)
	September 25, 2010	September 26, 2009	September 25, 2010	September 26, 2009
	(As percentage of net revenues)
Operating income (loss) by product segment:
Automotive Consumer Computer and Communication Infrastructure (“ACCI”) (1)	11.7%	(3.9)%	9.0%	(6.0)%
Industrial and Multisegment Sector (“IMS”)(1)	19.7	3.3%	15.4	0.3
Wireless (1)	(17.2)	(10.7)	(20.9)	(16.4)
Others(2)	-	-	-	-
Total consolidated operating income (loss)(3)	7.3%	(8.6)%	3.5%	(17.1)%
____________

(1)	As a percentage of net revenues per product segment.

(2)	Includes operating income (loss) from sales of subsystems and other income (costs) not allocated to product segments.

(3)	As a percentage of total net revenues.

	Three Months Ended (unaudited)		Nine Months Ended (unaudited)
	September 25, 2010	September 26, 2009	September 25, 2010	September 26, 2009
	(In millions)
Reconciliation to consolidated operating income (loss):
Total operating income (loss) of product segments	$233	$(85)	$355	$(433)
Unused capacity charges	-	(47)	(1)	(309)
Impairment, restructuring charges and other related closure costs	(27)	(53)	(72)	(194)
Start-up / phase-out costs	(5)	(3)	(10)	(37)
Strategic and other research and development programs	(4)	(12)	(11)	(19)
Equipment write-off	-	-	-	(11)
Sales of materials	5	4	16	9
Consulting fees related to business combinations	-	-	(2)	(8)

	Three Months Ended (unaudited)		Nine Months Ended (unaudited)
	September 25, 2010	September 26, 2009	September 25, 2010	September 26, 2009
	(In millions)
Manufacturing services	1	6	3	12
Other non-allocated provisions(1)	(10)	(6)	(15)	(26)
Total operating loss Others	(40)	(111)	(92)	(583)
Total consolidated operating income (loss)	$193	$(196)	$263	$(1,016)
____________

(1)	Includes unallocated income and expenses such as certain corporate level operating expenses and other costs that are not allocated to the product segments.

Net revenues by location of order shipment and by market segment

The table below sets forth information on our net revenues by location of order shipment:

	Three Months Ended (unaudited)		Nine Months Ended (unaudited)
	September 25, 2010	September 26, 2009	September 25, 2010	September 26, 2009
	(In millions)
Net Revenues by Location of Order Shipment:(1)
EMEA	$651	$626	$1,928	$1,739
Americas	337	266	970	697
Greater China − South Asia	1,203	935	3,264	2,327
Japan and Korea	466	448	1,351	1,164
Total	$2,657	$2,275	$7,513	$5,927
____________

(1)
Net revenues by location of order shipment are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Greater China - South Asia affiliates are classified as Greater China − South Asia revenues. Furthermore, the comparison among the different periods may be affected by shifts in order shipment from one location to another, as requested by our customers.

The table below shows our net revenues by location of order shipment and market segment application in percentage of net revenues:

	Three Months Ended (unaudited)		Nine Months Ended (unaudited)
	September 25, 2010	September 26, 2009	September 25, 2010	September 26, 2009
	(As percentage of net revenues)
Net Revenues by Location of Order Shipment:(1)
EMEA	24.5%	27.5%	25.7%	29.3%
Americas	12.7	11.7	12.9	11.8
Greater China - South Asia	45.3	41.1	43.4	39.3
Japan and Korea	17.5	19.7	18.0	19.6
Total	100%	100%	100%	100%
Net Revenues by Market Segment Application(2):
Automotive	13.7%	12.2%	13.7%	12.0%
Computer	13.4	13.2	12.7	12.4
Consumer	12.8	11.0	12.5	11.9
Telecom	30.8	40.7	32.2	41.5
Industrial and Other	7.6	7.1	8.1	7.6
Distribution	21.7	15.8	20.8	14.6
Total	100%	100%	100%	100%
____________

(1)
Net revenues by location of order shipment are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Greater China - South Asia affiliates are classified as Greater China - South Asia revenues. Furthermore, the comparison among the different periods may be affected by shifts in order shipment from one location to another, as requested by our customers.

(2)	The above table estimates, within a variance of 5% to 10% in the absolute dollar amount, the relative weighting of each of our target segments.

Third Quarter of 2010 vs. Third Quarter of 2009 and Second Quarter of 2010

The following table sets forth consolidated statements of operations data for the periods indicated:

	Three Months Ended (unaudited)		Three Months Ended (unaudited)
	September 25, 2010	September 25, 2010	September 26, 2009	September 26, 2009
	$ million	% of net revenues	$ million	% of net revenues

Net sales	$2,634	99.1%	$2,269	99.7%
Other revenues	23	0.9	6	0.3
Net revenues	2,657	100.0	2,275	100.0
Cost of sales	(1,616)	(60.8)	(1,562)	(68.7)
Gross profit	1,041	39.2	713	31.3
Selling, general and administrative	(281)	(10.6)	(290)	(12.7)
Research and development	(558)	(21.0)	(595)	(26.2)
Other income and expenses, net	18	0.7	29	1.3
Impairment, restructuring charges and other related closure costs	(27)	(1.0)	(53)	(2.3)
Operating income (loss)	193	7.3	(196)	(8.6)
Interest income (expense), net	(2)	(0.1)	4	0.1
Loss on equity investments and gain on investment divestiture	(8)	(0.3)	(42)	(1.8)
Loss on financial instruments, net	(1)	(0.1)	-	-
Income (loss) before income taxes and noncontrolling interest	182	6.8	(234)	(10.3)
Income tax expense	(44)	(1.6)	(15)	(0.6)
Income (loss) before noncontrolling interest	138	5.2	(249)	(10.9)
Net loss attributable to noncontrolling interest	60	2.2	48	2.1
Net income (loss) attributable to parent company	$198	7.4%	$(201)	(8.8)%

Net revenues

	Three Months Ended			% Variation
	September 25, 2010	June 26, 2010	September 26, 2009	Sequential	Year-Over-Year
	(Unaudited, in millions)
Net sales	$2,634	$2,507	$2,269	5.1%	16.1%
Other revenues	23	24	6	(5.3)	300.0
Net revenues	$2,657	$2,531	$2,275	5.0%	16.8%

Year-over-year comparison

Our revenues continued to register a strong year-over-year performance during the third quarter of 2010, posting growth in all regions and in all product segments, with the exception of Wireless. Our revenues increased 16.8%, with such performance driven entirely by an approximate 24% increase in volume compensated by an approximately 7% decline in average selling prices. Such selling price decrease was due to a negative pricing impact of approximately 5% and a less favorable product mix impact of 2% as a result of IMS’ strong volume increase and Wireless’ volume decrease.

By product segment, both IMS and ACCI registered a strong performance with an increase of approximately 43% and 30%, respectively, while Wireless sales registered a decline of approximately 23%. Within ACCI, strong results were observed in all of its served markets and the three main product lines, APG, CCI and HED, contributed with a significant rebound in volume and a noticeable improvement in their product mix. IMS experienced strong growth across all of its product lines, reflecting the overall recovery in the industrial and multisegment markets and also benefitting from a more favorable product mix. The decline in volume and selling prices was the main reason for Wireless’ sales decrease. In the third quarter of 2010, we recognized $23 million in other revenues, mainly consisting of the proceeds from the licensing of a CMOS technology which accounted for $17 million.

By location of order shipment, Greater China-South Asia and Americas were the top performers, with approximately 29% and 27% growth, respectively, largely exceeding the results registered by EMEA and Japan and Korea, both at approximately 4%. Our largest customer, the Nokia group of companies, accounted for approximately 14% of our third quarter 2010 net revenues compared to 15% in the year-ago period.

Sequential comparison

Our revenues increased 5.0% sequentially, coming in above the mid-point of our guidance, driven by an approximate 7% increase in volume that was partially offset by an approximate 2% decline in average selling prices.

ACCI and IMS registered an increase of about 4% and 7%, respectively. The Wireless segment also registered a sequential growth, of approximately 4%. The sales performance was broadly accounted for in all IMS product segment and in Distribution, while ACCI result was mainly supported by Automotive and Computer peripherals.

On a regional basis, Greater China-South Asia and Japan and Korea recorded the increases, of approximately 9% and 7%, respectively, while both EMEA and the Americas registered a decrease of approximately 1%.

Gross profit

	Three Months Ended			% Variation
	September 25, 2010	June 26, 2010	September 26, 2009	Sequential	Year-Over-Year
	(Unaudited, in millions)
Cost of sales	$(1,616)	$(1,563)	$(1,562)	(3.4)%	(3.5)%
Gross profit	1,041	968	$713	7.5%	46.1%
Gross margin (as a percentage of net revenues)	39.2%	38.3%	31.3%	-	-

Third quarter 2010 gross margin reached a level of 39.2%, increasing on a year-over-year basis by nearly 8 percentage points. The increase in gross profit and gross margin reflected higher revenues, improved manufacturing efficiencies and improved product mix in ACCI and IMS, as well as the absence of unused capacity charges following the return to normal fab loading. The third quarter 2009 was penalized approximately 2 percentage points by unused capacity charges. There was no material impact on both the year-over-year and sequential variation for third quarter 2010 gross profit from fluctuations in the U.S. dollar exchange rate.

On a sequential basis, gross margin increased 90 basis points mainly due to the manufacturing efficiencies and product innovation. Third quarter 2010 revenues from technology licensing were flat compared to the prior quarter and significantly higher compared to the prior year period.

Selling, general and administrative expenses

	Three Months Ended			% Variation
	September 25, 2010	June 26, 2010	September 26, 2009	Sequential	Year-Over-Year
	(Unaudited, in millions)
Selling, general and administrative expenses	$(281)	$(302)	$(290)	7.1%	2.9%
As percentage of net revenue	(10.6)%	(12.0)%	(12.7)%	-	-

Our selling, general and administrative expenses registered a decrease on a year-over-year basis despite the growth in revenues, due to our ongoing cost saving measures. On a sequential basis, SG&A expenses decreased as well, mainly due to seasonal factors. Our share-based compensation charges were $5 million in the third quarter of 2010, increasing from the $3 million registered in the third quarter of 2009.

As a percentage of revenues, the ratio to sales of our selling, general and administrative expenses improved to 10.6% compared to 12.7% in the prior year period due to the higher revenues and decreasing expenses.

Research and development expenses

	Three Months Ended			% Variation
	September 25, 2010	June 26, 2010	September 26, 2009	Sequential	Year-Over-Year
	(Unaudited, in millions)
Research and development expenses	$(558)	$(593)	$(595)	5.9%	6.3%
As percentage of net revenues	(21.0)%	(23.4)%	(26.2)%	-	-

The year-over-year decrease in R&D expenses was primarily due to our ongoing cost saving measures and the restructuring initiatives, mainly in the ST-Ericsson perimeter, whereas the sequential decrease was mainly due to seasonal factors.

The third quarter of 2010 included $2 million of share-based compensation charges, remaining at the same level as in the third quarter of 2009. In addition, the third quarter of 2010 included $14 million related to amortization charges generated by recent acquisitions, equivalent to the prior year period. Total R&D expenses were net of research tax credits, which amounted to $34 million, basically equivalent to prior periods.

As a percentage of revenues, third quarter 2010 R&D expenses equaled 21.0%, a significant improvement compared to the year-ago period due both to increasing revenues and decreasing expenses.

Other income and expenses, net

	Three Months Ended
	September 25, 2010	June 26, 2010	September 26, 2009
	(Unaudited, in millions)
Research and development funding	$25	$31	$26
Start-up/phase-out costs	(5)	(3)	(3)
Exchange gain (loss) net	4	4	(4)
Patent costs, net of gain from settlement	(3)	(3)	11
Gain on sale of other non-current assets	-	2	1
Other, net	(3)	(1)	(2)
Other income and expenses, net	$18	$30	$29
As a percentage of net revenues	0.7%	1.2%	1.3%

Other income and expenses, net, mainly included, as income, R&D funding and exchange gain and, as expenses, start-up and phase-out costs and patent claim costs net of settlement agreements. Income from R&D funding was associated with our R&D projects, which, upon approval, qualify as funding on the basis of contracts with local government agencies in locations where we pursue our activities. In the third quarter of 2010 the balance of these factors resulted in other income, net of $18 million, thanks to the recognition of R&D funding signed by us mainly in France.

Impairment, restructuring charges and other related closure costs

	Three Months Ended
	September 25, 2010	June 26, 2010	September 26, 2009
	(Unaudited, in millions)
Impairment, restructuring charges and other related closure costs	$(27)	$(12)	$(53)

In the third quarter of 2010, we recorded $27 million of impairment and restructuring charges and other related closure costs, which were basically related to two plans: the manufacturing plan, which is expected to be completed during the first half of 2011, while cash payouts could still occur later in the year and the workforce reduction plans launched in 2009, primarily related to ST-Ericsson. The breakdown was as follows:

•
$7 million related to our manufacturing restructuring plan which contemplated the closure of our Ain Sebaa (Morocco), Carrollton (Texas) and Phoenix (Arizona) sites, and was composed of one-time termination benefits, as well as other relevant charges, mainly related to Carrollton and Phoenix fabs;

•
$18 million related to the plans announced in April and December 2009 by ST-Ericsson, to be completed during 2010, primarily consisting of on-going termination benefits pursuant to the workforce reduction plan and the closure of certain locations in Europe;

•	$2 million related to other restructuring initiatives.

In the second quarter of 2010, we recorded $12 million of impairment and restructuring charges and other related closure costs, including: $6 million recorded in relation to our manufacturing restructuring plan which contemplated the closure of our Ain Sebaa (Morocco), Carrollton (Texas) and Phoenix (Arizona) sites, and was composed of one-time termination benefits, as well as other relevant charges, mainly related to the Carrollton and Phoenix fabs; $6 million related to the plans announced in 2009 by ST-Ericsson, to be completed during 2010 primarily consisting of on-going termination benefits pursuant to the workforce reduction plan and the closure of certain locations in Europe.

In the third quarter of 2009, we recorded impairment, restructuring charges and other related closure costs of $53 million, including: $21 million of charges related to the closure of our Ain Sebaa (Morocco), Carrollton (Texas) and Phoenix (Arizona) sites, composed of $1 million impairment charges on the Phoenix assets and $20 million of one-time termination benefits, as well as other relevant charges; $17 million related to the plan announced in April 2009 by ST-Ericsson, to be completed during 2010, primarily consisting of on-going termination benefits pursuant to the closure of certain locations in Europe and the Unites States; and $15 million related to other ongoing and newly committed restructuring plans, consisting primarily of voluntary termination benefits and early retirement arrangements in some of our European locations.

Operating income (loss)

	Three Months Ended
	September 25, 2010	June 26, 2010	September 26, 2009
	(Unaudited, in millions)
Operating income (loss)	$193	$91	$(196)
In percentage of net revenues	7.3%	3.6%	(8.6)%

Third quarter 2010 operating income was $193 million reaching 7.3% of net revenues, before allocating half of the ST-Ericsson losses to noncontrolling interest, and showing another progressive improvement in our profitability path started in the recent quarters. This operating result was achieved through the solid performance of our revenues, coupled with higher gross margin and cost control in our operating expenses, which all well contributed to the sequential improvement.

Our operating result significantly improved compared to the year-ago period due to the rebound in our revenues, new products in the ACCI and IMS and the benefits of our cost optimization initiatives. In the year-ago quarter, the high level of operating losses was mainly due to the sharp drop in revenues originated by the market downturn and the high amount of unused capacity charges associated with the low level of fab loading.

Both ACCI and IMS reported a significant improvement in their profitability compared to the year ago period, supported by their higher levels of revenues, while Wireless incurred higher losses due to declining sales. ACCI increased its operating result from a loss of $33 million to an operating profit of $128 million, equivalent to 11.7% of revenues. IMS improved its profit from $23 million to $199 million, equivalent to 19.7% of revenues. Wireless’ operating loss increased from $75 million to $94 million and was originated by ST-Ericsson, which is seeking to improve its cost structure through ongoing restructuring initiatives while enhancing its product portfolio. The segment “Others” significantly reduced its losses to $40 million, from $111 million in the year ago period, mainly due to significantly lower amounts of restructuring and unused capacity charges.

Interest income/(expense), net

	Three Months Ended
	September 25, 2010	June 26, 2010	September 26, 2009
	(Unaudited, in millions)
Interest income/(expense), net	$(2)	$1	$4

We recorded net interest expense of $2 million in the third quarter 2010, compared to income registered in both prior periods. This amount consisted of (i) $6 million in interest income, decreasing compared to the prior year period, in spite of the more favorable cash position, due to lower U.S. dollar denominated interest rates on liquidity investments and the extinguishment of long-term subordinated notes received upon the creation of Numonyx, and (ii) $8 million of interest expenses and banking fees, which also decreased due to the lower cost of debt following our repurchase of about 46% of our 2016 convertible bonds (“2016 Convertible Bonds”) and a portion of our 2013 senior bonds (“2013 Senior Bonds”).

Loss on equity investments and gain on investment divestiture

	Three Months Ended
	September 25, 2010	June 26, 2010	September 26, 2009
	(Unaudited, in millions)
Loss on equity investments and gain on investment divestiture	$(8)	$264	$(42)

In the third quarter of 2010, we recorded a loss of $8 million, of which $7 million was a loss related to our proportionate share in the ST-Ericsson JVD (including amortization of basis difference following the business combination) and $1 million related to other investments. The second quarter of 2010 included a benefit originated by the divestiture of our proportional share in Numonyx, resulting in a gain of $265 million.

Loss on financial instruments, net

	Three Months Ended
	September 25, 2010	June 26, 2010	September 26, 2009
	(Unaudited, in millions)
Loss on financial instruments, net	$(1)	$(8)	$-

The $1 million loss on financial assets in the third quarter of 2010 was the balance between (i) a loss of $3 million related to the sale of a senior Floating Rate Notes (“FRN”) and (ii) a gain of $2 million related to the additional repurchase of part of our 2016 Convertible Bonds with an accreted value of $105 million for a cash consideration of $103 million. The loss of $8 million registered in the previous quarter was related to the loss of $9 million on the net premia paid on financial contracts designated to hedge part of the disposal of our share in Numonyx, partially offset by the gain of $1 million on the repurchase of our 2016 Convertible Bonds with an accreted value of $56 million for total cash consideration of $55 million. See “Liquidity and Capital Resources”.

Income tax expense

	Three Months Ended
	September 25, 2010	June 26, 2010	September 26, 2009
	(Unaudited, in millions)
Income tax expense	$(44)	$(66)	$(15)

During the third quarter of 2010, we registered an income tax expense of $44 million, reflecting an estimated 20% yearly tax rate as projected in each of our jurisdictions and applied to the nine month consolidated results before taxes. Furthermore, the income tax expense amount included $8 million of discrete items related partly to a withholding tax on capital gain and partly to a minor prior year adjustment.

Our tax rate is variable and depends on changes in the level of operating results within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. Our income tax amounts and rates depend also on our loss carryforwards and their relevant valuation allowances, which are based on estimated projected plans; in the case of material changes in these plans, the valuation allowances could be adjusted accordingly with an impact on our tax charges. We currently enjoy certain tax benefits in some countries. Such benefits may not be available in the future due to changes in the local jurisdictions; our effective tax rate could be different in future quarters and may increase in the coming years. In addition, our yearly income tax charges include the estimated impact of provisions related to potential tax positions that are uncertain.

Net loss attributable to noncontrolling interest

	Three Months Ended
	September 25, 2010	June 26, 2010	September 26, 2009
	(Unaudited, in millions)
Net loss attributable to noncontrolling interest	$60	$74	$48

In the third quarter of 2010, we booked $60 million income representing the loss attributable to noncontrolling interest, of which $62 million represented the share owned by Ericsson in the consolidated ST-Ericsson JVS. In the second quarter of 2010 and third quarter of 2009, the corresponding amounts were $74 million and $48 million, respectively, reflecting Ericsson’s share in the joint venture’s result.

All periods included the recognition of noncontrolling interest related to our joint venture in Shenzhen, China for assembly operating activities and Incard do Brasil for the distribution of the smart cards. Those amounts were not material.

Net income (loss) attributable to parent company

	Three Months Ended
	September 25, 2010	June 26, 2010	September 26, 2009
	(Unaudited, in millions)
Net income (loss) attributable to parent company	$198	$356	$(201)
As percentage of net revenues	7.4%	14.0%	(8.8)%

For the third quarter of 2010, we reported net income of $198 million, a significant improvement compared to previous periods due to the aforementioned factors.

Earnings per share for the third quarter of 2010 was $0.22 per diluted share compared to a loss per share of $(0.23) in the year-ago quarter and earnings per diluted share of $0.39 in the previous quarter, which was positively impacted by the gain on Numonyx investment divestiture, a one-time transaction.

The quarters under review were impacted by restructuring, impairment and other one-time items, such as the gain on the Numonyx investment divestiture. The impact, after taxes, of the aforementioned items was estimated to be approximately $(0.01) per share in the third quarter of 2010, $0.21 per share in the second quarter of 2010 and $(0.06) per share in the third quarter of 2009.

Nine Months of 2010 vs. Nine Months of 2009

The following table sets forth consolidated statements of operations data for the periods indicated:

	Nine Months Ended (unaudited)		Nine Months Ended (unaudited)
	September 25, 2010	September 25, 2010	September 26, 2009	September 26, 2009
	$ million	% of net revenues	$ million	% of net revenues

Net sales	$7,452	99.2%	$5,895	99.5%

	Nine Months Ended (unaudited)		Nine Months Ended (unaudited)
	September 25, 2010	September 25, 2010	September 26, 2009	September 26, 2009
	$ million	% of net revenues	$ million	% of net revenues

Other revenues	61	0.8	32	0.5
Net revenues	7,513	100.0	5,927	100.0
Cost of sales	(4,627)	(61.6)	(4,257)	(71.8)
Gross profit	2,886	38.4%	1,670	28.2%
Selling, general and administrative	(864)	(11.5)	(856)	(14.4)
Research and development	(1,747)	(23.2)	(1,763)	(29.7)
Other income and expenses, net	60	0.8	127	2.1
Impairment, restructuring charges and other related closure costs	(72)	(1.0)	(194)	(3.3)
Operating income (loss)	263	3.5	(1,016)	(17.1)
Other-than-temporary impairment charge on financial assets	-	-	(72)	(1.2)
Interest income, net	2	0.0	6	0.1
Loss on equity investments and gain on investment divestiture	251	3.3	(324)	(5.5)
Loss on financial instruments, net	(12)	(0.1)	(8)	(0.2)
Income (loss) before income taxes and noncontrolling interest	504	6.7	(1,414)	(23.9)
Income tax benefit (expense)	(99)	(1.3)	142	2.4
Income (loss) before noncontrolling interest	405	5.4	(1,272)	(21.5)
Net loss attributable to noncontrolling interest	206	2.7	211	3.6
Net income (loss) attributable to parent company	$611	8.1%	$(1,061)	(17.9)%

Net revenues

	Nine Months Ended		% Variation
	September 25, 2010	September 26, 2009
	(Unaudited, in millions)
Net sales	$7,452	$5,895	26.4%
Other revenues	61	32	93.1
Net revenues	$7,513	$5,927	26.8%

Our nine months of 2010 net revenues posted double-digit growth in all product segments except Wireless and in all regions compared to the year-ago period, reflecting the broad based recovery in the semiconductor market and the contribution of new products. Such sales performance was entirely driven by the increase in volume, accounting for approximately 38%, partially offset by an approximate 11% decline in average selling prices, due equally to a negative pricing impact and a less favorable mix among our three product segments, due to lower weight of sales in the Wireless segment.

By product segment, a major increase in net revenues was registered by IMS (approximately 52%) and ACCI (approximately 40%), while Wireless sales declined by approximately 12%.

By location of order shipment, all regions were positively impacted by strong local demand from customers, ranging from the greatest revenue increases of approximately 40% and 39% in Greater China-South Asia and Americas, respectively, followed by Japan and Korea at approximately 16% and EMEA at about 11%. Our largest customer, the Nokia group of companies, accounted for approximately 14% of our net revenues for the nine months compared to 17% in the year-ago period.

Gross profit

	Nine Months Ended		% Variation
	September 25, 2010	September 26, 2009
	(Unaudited, in millions)
Cost of sales	$(4,627)	$(4,257)	(8.7)%
Gross profit	$2,886	$1,670	72.8
Gross margin (as a percentage of net revenues)	38.4%	28.2%	-

Gross margin in the nine months of 2010 was 38.4%, increasing by over 10 percentage points compared to the year ago period. The increase in gross profit and gross margin reflected both the contribution of higher revenues and improved manufacturing efficiencies also due to higher fab loadings, while the nine months of 2009 were significantly penalized by unused capacity charges (approximately 5 percentage points).  Unused capacity charges in the nine months of 2010 were only $1 million, compared with $309 million registered in the nine months of 2009.

Selling, general and administrative expenses

	Nine Months Ended		% Variation
	September 25, 2010	September 26, 2009
	(Unaudited, in millions)
Selling, general and administrative expenses	$(864)	$(856)	(1.1)%
As percentage of net revenue	(11.5)%	(14.4)%	-

Our selling, general and administrative expenses increased on a year-over-year basis due to increased activity and unfavorable dollar exchange rate impact. The nine months of 2010 were also impacted by a new law enacted in France related to the business tax, which required the reclassification of the relevant amount ($16 million in the nine months of 2010) as income tax, while in previous periods it was accounted for as an SG&A expense. Our share-based compensation charges were $13 million in the nine months of 2010, remaining at the same level compared to the nine months of 2009.

The ratio to sales of our selling, general and administrative expenses declined, mainly driven by the surge in volume of our revenues. As a percentage of revenues, the ratio was 11.5% compared to 14.4% in the prior year’s nine months.

Research and development expenses

	Nine Months Ended		% Variation
	September 25, 2010	September 26, 2009
	(Unaudited, in millions)
Research and development expenses	$(1,747)	$(1,763)	0.9%
As percentage of net revenues	(23.2)%	(29.7)%	-

The year-over-year decrease in R&D expenses was primarily due to the effect of cost optimization, partially balanced by the negative impact of the U.S. dollar exchange rate.

The nine months of 2010 included $7 million of share-based compensation charges compared to $8 million in the nine months of 2009. In addition, the nine months of 2010 included $41 million related to amortization charges generated by recent acquisitions, equivalent to the nine months of 2009. Total R&D expenses were net of research tax credits, which amounted to $106 million, compared to $114 million in the prior period.

As a percentage of revenues, nine months of 2010 R&D equaled 23.2%, an improvement compared to the year-ago period due to higher revenues.

Other income and expenses, net

	Nine Months Ended
	September 25, 2010	September 26, 2009
	(Unaudited, in millions)
Research and development funding	$74	$158
Start-up/phase-out costs	(9)	(37)
Exchange gain net	7	9
Patent costs, net of gain from settlement	(8)	-
Gain on sale of other non-current assets	1	1
Other, net	(5)	(4)
Other income and expenses, net	$60	$127
As a percentage of net revenues	0.8%	2.1%

Other income and expenses, net, mainly included, as income, R&D funding, exchange gain and gain on sale of other non-current assets and, as expenses, start-up and phase-out costs and patent claim costs net of settlement agreements. Income from R&D funding was associated with our R&D projects, which, upon approval, qualify as funding on the basis of contracts with local government agencies in locations where we pursue our activities. In the nine months of 2010, the balance of these factors resulted in other income, net of $60 million, mainly originated by the R&D funding signed in France. However, that amount was a large decrease compared to the previous period, which included the recognition of certain 2008 projects contractually signed in early 2009. Furthermore, the nine months of 2010 registered a significantly lower charge relating to start-up and phase-out.

Impairment, restructuring charges and other related closure costs

	Nine Months Ended
	September 25, 2010	September 26, 2009
	(Unaudited, in millions)
Impairment, restructuring charges and other related closure costs	$(72)	$(194)

In the nine months of 2010, we recorded $72 million of impairment and restructuring charges and other related closure costs, which were mainly related to two plans: the manufacturing plan, expected to be completed during the first half of 2011, while some cash payouts could still occur later in the year and the workforce reduction plans launched in 2009 that are primarily related to ST-Ericsson. The breakdown was as follows:

•
$18 million recorded in relation to our manufacturing restructuring plan which contemplated the closure of our Ain Sebaa (Morocco), Carrollton (Texas) and Phoenix (Arizona) sites, and was composed of one-time termination benefits, as well as other relevant charges, mainly related to Carrollton and Phoenix fabs;

•
$49 million related to the plans announced in April and December 2009 by ST-Ericsson, to be completed during 2010, primarily consisting of on-going termination benefits pursuant to the workforce reduction plan and the closure of certain locations in Europe; and

•	$5 million related to other restructuring initiatives.

In the nine months of 2009, we recorded impairment, restructuring charges and other related closure costs of $194 million of which: $111 million related to the closure of our Ain Sebaa (Morocco), Carrollton (Texas) and Phoenix (Arizona) sites, of which $86 million of one-time termination benefits as well as other relevant charges and $25 million impairment charges on the fair value of Carrollton and Phoenix assets; $39 million related to the plan announced in April 2009 by ST-Ericsson, to be completed during 2010 primarily consisting of on-going termination benefits pursuant to the closure or downsizing of certain locations in Europe and the United States; $38 million related to other ongoing and newly committed restructuring plans, consisting primarily of voluntary termination benefits and early retirement arrangements in some of our European locations; and $6 million as impairment on certain goodwill.

Operating income (loss)

	Nine Months Ended
	September 25, 2010	September 26, 2009
	(Unaudited, in millions)
Operating income (loss)	$263	$(1,016)
In percentage of net revenues	3.5%	(17.1)%

Operating income in the nine months of 2010 was $263 million, which included $72 million of restructuring charges. Our operating result improved significantly compared to the year ago period due to the rebound in our revenues and improved manufacturing efficiencies, while the year-ago period was characterized by the very difficult market conditions, with the sharp drop in revenues and the significant unused capacity charges associated with the low level of fab loading.

Both ACCI and IMS reported a significant improvement in their operating profit compared to the year ago period, mainly driven by the growth in revenues, improved manufacturing efficiencies and product mix, while Wireless incurred a higher level of losses due to weak demand from its customers and declining selling prices. ACCI moved from a $131 million loss in the nine months of 2009 to a $275 million operating profit in the nine months of 2010. Similarly, IMS improved its profit from $6 million in the prior year’s nine months to $427 million in this year’s nine months. Wireless’ losses increased from $308 million to $347 million and were originated by ST-Ericsson, which is investing in transition in its product portfolio and completing the post-merger restructuring. The segment “Others” significantly reduced its losses to $92 million from $583 million in the year ago period, mainly due to significantly lower amounts of restructuring charges and unused capacity charges.

Other-than-temporary impairment charge on financial assets

	Nine Months Ended
	September 25, 2010	September 26, 2009
	(Unaudited, in millions)
Other-than-temporary impairment charge on financial assets	$-	$(72)

There were no charges registered in the nine months of 2010. The amounts registered in the nine months of 2009 were related to other-than-temporary impairment on the portfolio of ARS purchased on our account by Credit Suisse contrary to our instruction. See “Liquidity and Capital Resources.”

Interest income, net

	Nine Months Ended
	September 25, 2010	September 26, 2009
	(Unaudited, in millions)
Interest income, net	$2	$6

We recorded net interest income of $2 million, decreasing compared to the nine months of 2009. This amount consisted of (i) $26 million in interest income, decreasing compared to the prior year due to lower U.S. dollar denominated interest rates on liquidity investments and the extinguishment of long-term subordinated notes received upon the creation of Numonyx, in spite of favorable cash flow, and (ii) $24 million of interest expense and banking fees, which also decreased due to the lower cost of debt following the repurchase of about 46% of our 2016 Convertible Bonds and a portion of our 2013 Senior Bonds.

Loss on equity investments and gain on investment divestiture

	Nine Months Ended
	September 25, 2010	September 26, 2009
	(Unaudited, in millions)
Loss on equity investments and gain on investment divestiture	$251	$(324)

In the nine months of 2010, we recorded income of $251 million, of which: $265 million was the gain realized on the divestiture of our proportionate share in Numonyx; $7 million was income that represented our net proportional share of Numonyx’s result; $20 million was a loss related to our proportionate share in the ST-Ericsson JVD (both results included amortization of basis difference following the business combinations) and the remaining loss was related to other investments. The prior year’s nine months included our proportionate share in Numonyx losses and a$200 million impairment related to our investment in Numonyx.

Loss on financial instruments, net

	Nine Months Ended
	September 25, 2010	September 26, 2009
	(Unaudited, in millions)
Loss on financial instruments, net	$(12)	$(8)

The $12 million loss on financial instruments in the nine months of 2010 was the balance between (i) a loss of $15 million related to the net premia paid on financial contracts designated to hedge part of the disposal of our share in Numonyx, (ii) a loss of $3 million related to the sale of a senior FRN and (iii) a gain of $6 million related to the repurchase of bonds with an accreted value of $376 million for a cash consideration of $370 million. In 2009, the loss was related to a sale of a cancellable swap.

Income tax benefit (expense)

	Nine Months Ended
	September 25, 2010	September 26, 2009
	(Unaudited, in millions)
Income tax benefit (expense)	$(99)	$142

During the nine months of 2010, we registered an income tax expense of $99 million, reflecting an estimated 20% yearly tax rate as projected in each of our jurisdictions and applied to the nine months consolidated result.

Our tax rate is variable and depends on changes in the level of operating results within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. Our income tax amounts and rates depend also on our loss carryforwards and their relevant valuation allowances, which are based on estimated projected plans; in the case of material changes in these plans, the valuation allowances could be adjusted accordingly with an impact on our tax charges. We currently enjoy certain tax benefits in some countries. Such benefits may not be available in the future due to changes in the local jurisdictions; our effective tax rate could be different in future quarters and may increase in the coming years. In addition, our yearly income tax charges include the estimated impact of provisions related to potential tax positions that are uncertain.

Net loss attributable to noncontrolling interest

	Nine Months Ended
	September 25, 2010	September 26, 2009
	(Unaudited, in millions)
Net loss attributable to noncontrolling interest	$206	$211

In the nine months of 2010, we booked $206 million income representing the loss attributable to noncontrolling interest, of which $212 million related to the share owned by Ericsson in the consolidated ST-Ericsson JVS. In the nine months of 2009, the corresponding amount was $211 million, reflecting Ericsson’s share in the joint venture’s results.

All periods included the recognition of noncontrolling interest related to our joint venture in Shenzhen, China for assembly operating activities and Incard do Brasil for the distribution of the smart cards. Those amounts were not material.

Net income (loss) attributable to parent company

	Nine Months Ended
	September 25, 2010	September 26, 2009
	(Unaudited, in millions)
Net income (loss) attributable to parent company	$611	$(1,061)
As percentage of net revenues	8.1%	(17.9)%

For the nine months of 2010, we reported net income of $611 million, a significant improvement compared to the previous period’s loss of $1,061 million due to the same factors discussed above. Earnings per share for the nine months of 2010 was $0.68 per diluted share compared to a loss per share of $(1.21) in the year-ago period.

Both nine month periods under review were impacted by restructuring and impairment charges, and the nine months of 2009 were also impacted by other-than-temporary impairment charges. Moreover, the nine months of 2010 were positively impacted by the Numonyx investment divestiture, a one-time transaction. The impact of the above after taxes was estimated to be approximately $0.20 per share in the nine months of 2010 compared to $(0.45) per share in the nine months of 2009.

Legal Proceedings

As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communications from other semiconductor companies or third parties alleging possible infringement of patents. Furthermore, we may become involved in costly litigation brought against us regarding patents, copyrights, trademarks, trade secrets or mask works. In the event that the outcome of such IP litigation would be unfavorable to us, we may be required to take a license to patents or other IP rights upon economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on our results of operations and ability to compete. See “Item 3. Key Information — Risk Factors — Risks Related to Our Operations — We depend on patents to protect our rights to our technology and may face claims of infringing the IP rights of others” in our Form 20-F.

We record a provision when, based on our best estimate, we consider it probable that a liability has been incurred and when the amount of the probable loss can be reasonably estimated. We regularly evaluate losses and claims to determine whether they need to be adjusted based on the most current information available to us and using our best judgment. There can be no assurance that our recorded reserves will be sufficient to cover the extent of our potential liabilities. Legal costs associated with claims are expensed as incurred.

We are a party to legal proceedings with Tessera, Inc.

On January 31, 2006, Tessera filed suit against us, adding us as a co-defendant, with several other semiconductor companies to a lawsuit filed by Tessera on October 7, 2005 against Advanced Micro Devices Inc. and Spansion in the United States District Court of the Northern District of California. Tessera is claiming that our BGA packages infringe certain patents owned by Tessera, and that our U.S. affiliate, ST Inc. (“ST Inc.”), has breached the terms of a license agreement with Tessera.

On May 15, 2007, Tessera filed a complaint with the International Trade Commission (“ITC”) against us, ATI Technologies, Freescale, Motorola, Qualcomm and Spansion claiming infringement of two Tessera U.S. patents, 5,892,326 and 6,433,419 (the “326” and “419” patents), and seeking an exclusion order against infringing products. Pending the completion of the proceedings relating to the ITC investigation, the proceedings filed in California in January 2006 have been stayed.

Several claims contained in the 419 and 326 patents asserted in the ITC lawsuit are under final rejection notice by the U.S. Patent and Trademark Office, and the two patents are set to expire in September 2010.

The Initial Determination from the Administrative Law Judge (“ALJ”) at the ITC ruled that the 326 and 419 patents were valid but not infringed. The ITC subsequently reversed the ALJ’s decision, ruling that the patents were valid and infringed and ordering a partial exclusion order applicable to the importation into the U.S. of “infringing products”. We were not concerned by the ITC exclusion order because our products are imported into the United States by ST Inc., which has a preexisting license agreement with Tessera. The ITC’s ruling is currently under appeal with the Court of Appeals of the Federal Circuit (the “CAFC”). Briefing and oral arguments have been completed and the CAFC’s decision may be rendered at any time. If the CAFC were to confirm the ITC decision on the issues of both validity and infringement, our exposure to retroactive royalty payments under ST Inc.’s license with Tessera would increase.

We are a party to a dispute with Credit Suisse Securities and Credit Suisse Group concerning Auction Rate Securities.

In February 2008, we instituted arbitration proceedings against Credit Suisse Securities (“Credit Suisse”) in connection with the unauthorized purchase by Credit Suisse of collateralized debt obligations and credit-linked notes (the “Unauthorized Securities”) instead of the federally guaranteed student loan securities that we had instructed Credit Suisse to purchase. On March 19, 2010, the United States District Court for the Southern District of New York (the “District Court”) issued a ruling affirming the unanimous arbitration award in our favor for more than $431 million, including collected interest, entered in February 2009 by FINRA. The ruling of the District Court in New York denied Credit Suisse’s motion to vacate the award, also granting our petition to affirm the award and directing Credit Suisse to pay us the unpaid balance. Based on the ruling we should receive approximately $358 million, which includes approximately $27 million of interest to date, in addition to the approximately $75 million previously received in December upon selling a portion of these securities. On March 31, 2010, the District Court issued a judgment confirming the March 19, 2010 order and closing the case. On August 24, 2010, the District Court issued a judgment confirming the ruling of March 2010, which was subsequently appealed by Credit Suisse. After filing the required supersedeas bond, Credit Suisse filed on September 21, 2010 a motion of appeal to the US Court of Appeal of the Second Circuit, and three days later we filed a motion for an expedited appeal. On October 8, 2010 the US Court of Appeal for the Second Circuit fixed a trial schedule, which sets dates for the filing of Credit Suisse’s Appellant Brief and reply brief, our Appellee Brief, and an appeal hearing, which could take place as early as the week of March 28, 2011.

We are a party to arbitration proceedings following a complaint filed by NXP Semiconductors.

On December 4, 2009, we were notified, by the International Chamber of Commerce, of a request for arbitration filed by NXP Semiconductors Netherlands BV (“NXP”) against us, claiming compensation for alleged “underloading costs”. Such costs are, according to NXP, due pursuant to a manufacturing services agreement entered into between NXP and ST-NXP Wireless in August 2008, at the time of the creation of the wireless semiconductor products joint venture with NXP. On February 12, 2010, we filed our answer rejecting their claim. On July 15, 2010 we received NXP’s formal statement of claim for a total amount of approximately $59 million, which we are required to answer by November 1, 2010. We will continue to vigorously contest this claim. The trial is set for the second quarter of 2011.

EU Smartcard Investigation.

On October 21, 2008, the EU Commission carried out a dawn raid at our Montrouge premises near Paris, France, based on an investigation being conducted by the EU Commission on alleged anti-competitive practices pertaining to the manufacture of integrated circuits for smartcards. The Commission believes that the main manufacturers of ICs for smartcards may have been in contact and exchanged confidential information on future pricing, prices to certain customers, future production capacities, and plans for new products during a period between January 1999 and November 2006. We have offered to support the EU in the pursuit of its investigation. We have not received any further communication from the EU since October 21, 2008.

 Related-Party Transactions

One of the members of our Supervisory Board is managing director of Areva SA, which is a controlled subsidiary of CEA, one of the members of our Supervisory Board is the Chairman of France Telecom and a member of the Board of Directors of Technicolor (formerly known as Thomson), another is the non-executive Chairman of the Board of Directors of ARM Holdings PLC (“ARM”), two of our Supervisory Board members are non-executive directors of Soitec, one of the members of the Supervisory Board is also a member of the Supervisory Board of BESI and one of the members of our Supervisory Board is a director of Oracle Corporation (“Oracle”), Flextronics International and Dice Holdings. France Telecom and its subsidiaries Equant and Orange, as well as Oracle’s new subsidiary PeopleSoft supply certain services to our Company. We have a long-term joint R&D partnership agreement with LETI, a wholly-owned subsidiary of CEA. We have certain licensing agreements with ARM, and have conducted transactions with Soitec and BESI as well as with Technicolor and Flextronics. Each of the aforementioned arrangements and transactions are negotiated without the personal involvement of our Supervisory Board members and we believe that they are made on an arms-length basis in line with market practices and conditions.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by material changes in the exchange rates between the U.S. dollar and other currencies, particularly the Euro.

As a market rule, the reference currency for the semiconductor industry is the U.S. dollar and product prices are mainly denominated in U.S. dollars. However, revenues for some of our products (primarily our dedicated products sold in Europe and Japan) are quoted in currencies other than the U.S. dollar and as such are directly affected by fluctuations in the value of the U.S. dollar. As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase, in the short term, our level of revenues when reported in U.S. dollars. Revenues for all other products, which are either quoted in U.S. dollars and billed in U.S. dollars or in local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates, except to the extent that there is a lag between the changes in currency rates and the adjustments in the local currency equivalent of the price paid for such products. Furthermore, certain significant costs incurred by us, such as manufacturing, labor costs and depreciation charges, selling, general and administrative expenses, and R&D expenses, are largely incurred in the currency of the jurisdictions in which our operations are located. Given that most of our operations are located in the Euro zone and other non-U.S. dollar currency areas, including Sweden, our costs tend to increase when translated into U.S. dollars when the dollar weakens or to decrease when the U.S. dollar strengthens.

In summary, as our reporting currency is the U.S. dollar, currency exchange rate fluctuations affect our results of operations: in particular, if the U.S. dollar weakens, our results are negatively impacted since we receive a limited part of our revenues, and more importantly, we incur a significant part of our costs, in currencies other than the U.S. dollar. On the other hand, our results are favorably impacted when the dollar strengthens. As described below, our effective average U.S. dollar exchange rate weakened in the nine months of 2010, particularly against the Euro, causing us to report higher expenses and unfavorably impacting both our gross margin and operating income. Our consolidated statements of income for the nine months ended September 25, 2010 included income and expense items translated at the average U.S. dollar exchange rate for the period.

Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we have hedged certain line items on our consolidated statements of income, in particular with respect to a portion of the costs of goods sold, most of the R&D expenses and certain selling and general and administrative expenses, located in the Euro zone. Our effective average exchange rate was $1.36 for €1.00 for the nine months of 2010 compared to $1.35 for €1.00 for the nine months of 2009. Our effective average exchange rate was $1.34 for €1.00 for the third quarter of 2010 and $1.35 for €1.00 for the second quarter of 2010 while it was $1.38 for €1.00 in the third quarter of 2009. These effective exchange rates reflect the actual exchange rates combined with the impact of cash flow hedging contracts that matured in the period.

In the fourth quarter of 2008 we decided to extend the time horizon of our cash flow hedging contracts for manufacturing costs and operating expenses for up to 12 months and in the third quarter of 2010 we decided to extend the time horizon of our cash flow hedging contracts for manufacturing costs and operating expenses for up to 24 months, for a limited percentage of our exposure to Euro. As of September 25, 2010, the outstanding hedged amounts were €708 million to cover manufacturing costs and €543 million to cover operating expenses, at an average exchange rate of about $1.30 and $1.32 to €1.00, respectively (including the premium paid to purchase foreign exchange options), maturing over the period from September 28, 2010 to September 5, 2012. As of September 25, 2010, these outstanding hedging contracts and certain expired contracts covering manufacturing expenses capitalized in inventory represented a deferred profit of approximately $35 million after tax, recorded in “Other comprehensive income” in net equity, compared to a deferred gain of approximately $6 million after tax at December 31, 2009 and a deferred loss of approximately $121 million after tax as of June 26, 2010.

In addition, in order to further reduce our exposure to fluctuations in the U.S. dollar exchange rate, we have begun hedging certain line items on our consolidated statements of income, particularly with respect to the portion of our R&D expenses incurred in Sweden. As of September 25, 2010, the outstanding hedged amounts were SEK 730 million at an average exchange rate of about SEK 7.36 to $1.00, maturing over the period from September 30, 2010 to September 8, 2011. As of September 25, 2010, these outstanding hedging contracts represented a deferred profit of approximately $6 million after tax, recorded in “Other comprehensive income” in net equity.

Our cash flow hedging policy is not intended to cover the full exposure and is based on hedging a declining percentage of exposure quarter after quarter. In the third quarter of 2010, as a result of cash flow hedging, we recorded a net loss of $58 million, consisting of a loss of $22 million to R&D expenses, a loss of $31 million to costs of goods sold and a loss of $5 million to selling, general and administrative expenses, while in the third quarter of 2009, we recorded a net gain of $34 million, consisting of a gain of $14 million to R&D expenses, a gain of $17 million to cost of goods sold and a gain of $3 million to selling, general and administrative expenses. In addition, in the third quarter of 2010, as a result of cash flow hedging, we recorded a negligible net loss related to SEK denominated R&D expenses.

In addition, in order to mitigate potential exchange rate risks on our commercial transactions, we purchase and enter into forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates. We may in the future purchase or sell similar types of instruments. See Item 11, “Quantitative and Qualitative Disclosures about Market Risk” in our Form 20-F as may be updated from time to time in our public filings for full details of outstanding contracts and their fair values. Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates. The net effect of the consolidated foreign exchange exposure resulted in a net profit of $4 million in “Other income and expenses, net” in the third quarter of 2010.

Our treasury strategies to reduce exchange rate risks are intended to mitigate the impact of exchange rate fluctuations. No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar. In each reporting period we may record a loss or gain as a result of the variation between the hedged and the actual exchange rate.

The assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses, as well as cash flows, are translated at the average exchange rate for the period. The balance sheet impact of such translation adjustments has been, and may be expected to be, significant from period to period since a large part of our assets and liabilities are accounted for in Euros as their functional currency. Adjustments resulting from the translation are recorded directly in shareholders’ equity, and are shown as “Accumulated other comprehensive income (loss)” in the consolidated statements of changes in equity. At September 25, 2010, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.

For a more detailed discussion, see Item 3, “Key Information — Risk Factors — Risks Related to Our Operations” in our Form 20-F.

Impact of Changes in Interest Rates

Interest rates may fluctuate upon changes in financial market conditions and material changes can affect our results from operations and financial condition, since these changes can impact the total interest income received on our cash and cash equivalents and marketable securities, as well as the total interest expense paid on our financial debt.

Our interest income, net, as reported on our consolidated statements of income, is the balance between interest income received from our cash and cash equivalent and marketable securities investments and interest expense paid on our long-term debt and bank fees (including fees on committed credit lines). Our interest income is dependent upon fluctuations in interest rates, mainly in U.S. dollars and Euros, since we invest primarily on a short-term basis;

any increase or decrease in the short-term market interest rates would mean an equivalent increase or decrease in our interest income. Our interest expenses are mainly associated with our long-term debt, comprised of Zero Coupon 2016 Convertible Bonds (with a fixed rate of 1.5%), our 2013 Floating Rate Senior Bond, which is fixed quarterly at a rate of EURIBOR plus 40bps, and European Investment Bank Floating Rate Loans at LIBOR plus variable spreads; a part of these interest expenses are at fixed rates. See Note 21 to our Unaudited Interim Consolidated Financial Statements.

In light of the put option that will likely be exercisable by bondholders on February 23, 2011 given current market conditions, we repurchased, through an unsolicited plan, a portion of our 2016 Convertible Bonds to optimize our liquidity management and yield through that date and began a program to repurchase a portion of them in December 2009. At December 31, 2009, 98,000 bonds had been repurchased, corresponding to 4,295,722 shares. During the nine months of 2010, approximately 349,000 bonds had been repurchased, corresponding to 15,299,345 shares, of which approximately 97,000 in the third quarter of 2010. Furthermore, during the third quarter, in order to optimize our liquidity management and our cost of debt, we also repurchased a small portion of our outstanding 2013 Senior Bonds.

At September 25, 2010, our total financial resources, including cash, cash equivalents and marketable securities current and non-current, generated an average interest income rate of 0.43%. In the same period, our average cost of debt rate was 1.16%.

Impact of Changes in Equity Prices

As consideration for the divestiture of our share in Numonyx, we received 66.88 million Micron shares and we owe $78 million to one of our partners. As of September 25, 2010 we booked these shares as available-for-sale and we record the variation in their value in Other Comprehensive Income in Net Equity. These shares are subject to a lock-up through November 7, 2010, and have been booked at their fair value, partly as current ($380 million) and partly as non-current ($101 million) marketable securities, in line with the maturity of the hedge instruments, falling within or above 12 months, respectively. As of September 25, 2010, we recorded a loss of $102 million, deferred in Other Comprehensive Income. Due to the high volatility in the share price, the value of these shares could be subject to material variations and therefore, in order to partially protect the value of the transaction, we have entered into certain derivative instruments to hedge a significant portion of the 66.88 million shares. These hedging instruments have been booked at fair value as well, resulting in a gain of $84 million as of September 25, 2010, accounted for as well in Other Comprehensive Income. For the details of the hedging operations, see Note 27 to our Unaudited Interim Consolidated Financial Statements.

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls. The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. The majority of our cash and cash equivalents are held in U.S. dollars and Euros and are placed either in AAA Treasury Bills or with financial institutions rated “A” or better. Part of our liquidity is also held in Euros to naturally hedge intercompany payables and financial debt in the same currency and is placed with financial institutions rated at least single A long-term rating, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s or Fitch Ratings. Marginal amounts are held in other currencies. See Item 11, “Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F.

Cash flow

We maintain a solid financial structure, with a significant net cash position, which provides us with adequate financial flexibility. As in the past, our cash generated by operations is our primary source of liquidity. Our cash management policy is to finance our investment needs mainly with net cash generated from operating activities. Our cash flow set forth below shows the sources and uses of cash and cash equivalents during the reporting period.

During the nine months of 2010, the evolution of our cash flow resulted in a $115 million decrease in our cash and cash equivalents. Although our net cash from operating activities registered a significant improvement in line with the increasing level of profitability, we used a part of our cash for the investing activities, mainly for the purchase of tangible and intangible assets and marketable securities and a part for the financing activities, mainly for the repurchase of the 2016 Convertible Bonds, repayment of long-term debt and the payment of dividends to shareholders.

The evolution of our cash flow for each period is as follows:

	Nine Months Ended
	September 25, 2010	September 26, 2009
	(In millions)
Net cash from operating activities	$1,302	$367
Net cash from (used in) investing activities	(665)	497
Net cash used in financing activities	(677)	(295)
Effect of change in exchange rates	(75)	(2)
Net cash increase (decrease)	$(115)	$567

Net cash from operating activities.
Net cash from operating activities is (i) net income adjusted for certain non-cash items and (ii) changes in assets and liabilities. The net cash from operating activities in the nine months of 2010 was $1,302 million, largely improving compared to the prior year period following an overall improvement in our operating results (see “Results of Operations” for more information).

•	Net income adjusted for non-cash items generated $989 million of cash in the nine months of 2010 compared to $53 million in the prior year period.

•
Changes in assets and liabilities generated cash for a total amount of $313 million, basically flat on a year-over-year basis, with the main 2010 item being represented by a favorable change in trade payables, partially balanced by a negative trend in inventory, while in 2009 the favorable change was mainly related to the inventories. Furthermore, the nine months of 2010 also included the net cash impact of $179 million, originated by the sales, with no recourse, of receivables done by ST-Ericsson.

Net cash from (used in) investing activities. Investing activities used $665 million of cash in the nine months of 2010, mainly for payments for tangible assets. Furthermore, such amount included $163 million of payments for the purchase of marketable securities, net of proceeds, as well as investments in intangible and financial assets. Payments for the purchase of tangible assets totaled $611 million, an increase from the $261 million registered in the prior year period as we were required to upgrade our production capacity in line with the strong increase in demand for our products. Moreover, the net cash from investing activities included the release of the $250 million of restricted cash associated with the Hynix-Numonyx JV, following the disposal of our shares in Numonyx. Investing activity in the nine months of 2009 generated net cash of $497 million, entirely due to $1,129 million proceeds received from Ericsson as part of a business combination.

Net cash used in financing activities. Net cash used in financing activities was $677 million in the nine months of 2010 with an increase compared to the $295 million used in the nine months of 2009 mainly due to the partial buyback of our issued debt: our 2016 Convertible Bonds for a total cash consideration of $370 million and our 2013 Senior Bonds for the amount of $17 million. Moreover, the nine months of 2010 amount included $160 million as a repayment of long term debt at maturity and $150 million as dividends paid to shareholders.

Free cash flow (non U.S. GAAP measure)

We also present free cash flow, defined as net cash from (used in) operating activities plus (minus) net cash from (used in) investing activities, excluding payment for purchases of and proceeds from the sale of marketable securities (both current and non-current), short-term deposits and restricted cash. We believe free cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Free cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of free cash flow may differ from definitions used by other companies. Free cash flow is determined as follows from our Unaudited Consolidated Statements of Cash Flow:

	Three Months Ended	Nine Months Ended
	September 25, 2010	September 25, 2010	September 26, 2009
	(In millions)
Net cash from operating activities	$548	$1,302	$367
Net cash from (used in) investing activities	(120)	(665)	497
Payment for purchase and proceeds from sale of marketable securities (current and non-current), short-term deposits and restricted cash, net	(204)	(25)	253
Free cash flow	$224	$612	$1,117

We generated free cash flow of $612 million in the nine months of 2010, of which $224 million in the third quarter of 2010, supported by a significant improvement in the cash generated from operating activities. The third quarter of 2010 also included the net cash impact of $112 million originated by the sale, with no recourse, of receivables done by ST-Ericsson (see Note 13 of our Unaudited Interim Consolidated Financial Statements). In the nine months of 2009, free cash flow was $1,117 million, mainly as a result of the $1,129 million proceeds received from Ericsson as part of a business combination. Excluding the effects of business combinations in both periods, our free cash flow in the nine months 2010 was $616 million, largely improving by $610 million compared to the corresponding 2009 period, in line with the overall improvement in our financial results.

Net financial position (non U.S. GAAP measure)

Our net financial position represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, current and non-current marketable securities, short-term deposits and restricted cash, and our total financial debt includes bank overdrafts, current portion of long-term debt and long-term debt, as represented in our consolidated Balance Sheet. Net financial position is not a U.S. GAAP measure but we believe it provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. Our net financial position has been determined as follows from our Unaudited Interim Consolidated Balance Sheets at September 25, 2010:

	As at
	September 25, 2010	June 26, 2010	December 31, 2009
	(In millions)
Cash and cash equivalents	$1,473	$1,268	$1,588
Restricted cash	-	250	250
Short-term deposits	67	62	-
Marketable securities, current (1)	1,176	1,094	1,032
Marketable securities, non-current (2)	64	57	42
Total financial resources	2,780	2,731	2,912
Short-term debt and current portion of long-term debt	(717)	(802)	(176)
Long-term debt	(1,185)	(1,227)	(2,316)
Total financial debt	(1,902)	(2,029)	(2,492)
Net financial position	$878	$702	$420
______________
(1)
The amount of $1,556 million  of marketable securities, current reported in our Balance Sheet as of September 25, 2010 was composed of (i) marketable securities ($1,176 million) and (ii) Micron shares ($380 million). Marketable securities, current of $1,557 million reported in the Balance Sheet as of June 26, 2010 were composed of (i) marketable securities ($1,094 million) and (ii) Micron shares ($463 million).

(2)
Marketable securities, non-current of $165 million reported in the Balance Sheet as of September 25, 2010 were composed of (i) Auction Rate Securities ($64 million) and (ii) Micron shares ($101 million). Marketable securities, non-current of $246 million reported in the Balance Sheet as of June 26, 2010 were composed of (i) Auction Rate Securities ($57 million) and (ii) Micron shares ($189 million).

Our net financial position as of September 25, 2010 resulted in a net cash position of $878 million, a solid sequential improvement, mainly generated by the third quarter 2010 favorable free cash flow, partially offset by the $62 million dividend payment.

As of September 25, 2010, our net financial position was comprised of $2,780 million total financial resources, in line with the previous periods, and $1,902 million total financial debt, decreasing sequentially due to the partial repurchase of our issued debt and long-term debt repayment.

Cash and cash equivalents amounted to $1,473 million as at September 25, 2010, the sequential increase resulting from the collection of the $250 million of restricted cash on the Hynix-Numonyx joint venture.

Restricted cash of $250 million related to the Numonyx-Hynix joint venture. After the divestiture of Numonyx and the exercise by Hynix of their call option, this deposit was reimbursed on August 31, 2010. The $43 million of restricted cash reported in the Balance Sheet represented the temporary margin calls on Micron shares hedge.

Short-term deposits of $67 million represent a 12-month certificate of deposit, which can be readily converted in cash.

Marketable securities, current was composed of $848 million invested in Aaa treasury bills from the French, German and U.S. governments, $328 million invested in senior debt Floating Rate Notes issued by primary financial institutions with an average rating of Aa3/A+ from Moody’s and S&P. Both the treasury bills and the Floating Rate Notes are classified as available-for-sale and reported at fair value (see Note 12 to our Unaudited Interim Consolidated Financial Statements). The amount of $1,176 million included in our net financial position does not take into account the $380 million of Micron shares since they are subject to certain restrictions on resale and, consequently, are not immediately available for sale, although they are reported within the $1,556 million of marketable securities presented in our Balance Sheet as of September 25, 2010, since they are covered by hedge instruments with a maturity within 12 months.

Marketable securities, non-current correspond to Auction Rate Securities, purchased by Credit Suisse contrary to our instructions, representing interests in collateralized debt obligations with a par value of $261 million, that were carried on our Balance Sheet as available-for-sale financial assets for $64 million, including the positive revaluation of $37 million, out of which $22 million occurred during the nine months of 2010, in other comprehensive income in equity. The investments made in the aforementioned Auction Rate Securities were made without our authorization and, in 2008, we launched a legal action against Credit Suisse. For the details of the legal proceedings against Credit Suisse, see Note 12 to our Unaudited Interim Consolidated Financial Statements. The amount of $64 million included in our net financial position does not take into account the $101 million of Micron shares reported in the $165 million presented in our Balance Sheet as of September 25, 2010, since they are covered by hedge instruments with maturities exceeding 12 months.

Financial debt was $1,902 million as at September 25, 2010, comprised of $25 million short-term and $1,877 million long-term, of which $692 million was considered as the current portion and mainly related to our 2016 Convertible Bonds, for which the holders may exercise a put option in February 2011. The total financial debt included $573 million of our 2016 Convertible Bonds, $653 million of our 2013 Senior Bonds (corresponding to €500 million at issuance), $615 million in European Investment Bank loans (the “EIB Loans”), $23 million in loans from other funding programs and $13 million of capital leases. The EIB Loans represent two committed credit facilities as part of R&D funding programs. The first, for R&D in France, was fully drawn in U.S. dollars, between December 2006 and February 2008, for a total amount of $341 million, of which $78 million had been paid back as at September 25, 2010. The second for R&D projects in Italy, was fully drawn in U.S. dollars, between August and October 2008, for a total amount of $380 million, out of which $29 million had been paid back as of September 25, 2010.

Additionally, we had unutilized committed medium term credit facilities with core relationship banks totaling $500 million. Furthermore, the aggregate amount of our total available short-term credit facilities, excluding foreign exchange credit facilities, was approximately $678 million and we also maintain uncommitted foreign exchange facilities totaling $709 million at September 25, 2010. At September 25, 2010, the amounts available under the short-term lines of credit were not reduced by any borrowing. In addition, as the parent companies, we and Ericsson have granted ST-Ericsson a $50 million committed facility, increased to $200 million during the third quarter of 2010. The withdrawal of that line is subject to approval of the parent companies at ST-Ericsson’s Board of Directors. At September 25, 2010 $50 million ($25 million for each parent) were withdrawn.
On September 27, 2010 we signed with the European Investment Bank a new €350 million loan to support our industrial and R&D programs, which is currently undrawn.

Our long-term capital market financing instruments contain standard covenants, but do not impose minimum financial ratios or similar obligations on us. Upon a change of control, the holders of our 2016 Convertible Bonds and 2013 Senior Bonds may require us to repurchase all or a portion of such holder’s bonds.

In February 2006, we issued $1,131 million principal amount at maturity zero coupon senior convertible bonds due in February 2016. The bonds are convertible by the holder at any time prior to maturity at a conversion rate of 43.833898 shares per one thousand dollar face value of the bonds corresponding to 42,694,216 equivalent shares. The holders can redeem the convertible bonds upon a change of control or on February 23, 2011 at a price of $1,077.58, on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollar face value of the bonds. We can call the bonds at any time after March 10, 2011 subject to our share price exceeding 130% of the accreted value divided by the conversion rate for 20 out of 30 consecutive trading days. In order to optimize our financial performance, we repurchased a portion of our 2016 Convertible Bonds during December 2009 (98,000 bonds for a total cash consideration of $103 million), January 2010 (200,174 bonds for a total cash consideration of $212 million), May 2010 (51,756 bonds for a total cash consideration of $55 million), August 2010 (85,000 bonds for a total cash consideration of $90 million) and September 2010 (12,100 bonds for a total cash consideration of $13 million).

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), one of our wholly-owned subsidiaries, issued Floating Rate Senior Bonds with a principal amount of €500 million at an issue price of 99.873%. The notes, which mature on March 17, 2013, pay a coupon rate of the three-month Euribor plus 0.40% on June 17, September 17, December 17 and March 17 of each year through maturity. The notes have a put for early repayment in case of a change of control. The Floating Rate Senior Bonds issued by ST BV are guaranteed by ST NV. During the third quarter 2010 we repurchased a portion of our 2013 Senior Bonds, for the amount of $17 million.

As of September 25, 2010, we had the following credit ratings on our 2013 and 2016 Bonds:

	Moody’s Investors Service	Standard & Poor’s
Zero Coupon Senior Convertible Bonds due 2016	Baa1	BBB+
Floating Rate Senior Bonds due 2013	Baa1	BBB+
____________
We are also rated “A–” from Fitch on an unsolicited basis.

On February 6, 2009 Standard & Poor’s Rating Services lowered our senior debt rating from “A-” to “BBB+” and Moody’s Investors Service affirmed the Baa1 senior debt ratings and changed the outlook on the ratings to negative from stable.

As of September 25, 2010, debt payments due by period and based on the assumption that the holders of the 2016 Convertible Bonds exercise their first redemption option in 2011 as follows:

	Total	2010	2011	2012	2013	2014	Thereafter
	(In millions)
Long-term debt (including current portion)	$1,877	$57	$684	$111	$760	$106	$159

Financial Outlook

The increase in demand that we have broadly faced across all end markets for the past few quarters requires the acceleration of some of our capex spending in order to adapt our supply capability to this increasing level of demand. The most significant of our 2010 capital expenditure projects are expected to be: (a) for the front-end facilities: (i) the increase in capacity of our 300-mm fab in Crolles to 3,200 wafers per week and activities to prepare for the next step of increasing to 3,600 wafers per week in 2011; (ii) the establishment of a 32nm/28nm R&D capability in Crolles; (iii) the completion of the restructuring program for front-end fabs, targeting the increased capacity in the Ang-Mo-Kio (Singapore) 150mm to 18,000 wafers per day; (iv) selective programs of robustness / mix change in our 200-mm fabs, mainly by installing tools transferred from internal sources; (v) a capacity increase in selected proprietary technologies in our 200 mm fabs in Italy and (vi) quality, safety, security and maintenance in both 6” and 8” front end fabs; (b) for the back-end facilities, capital expenditures will mainly be dedicated to the following capacity increases: (i) growth of our manufacturing presence in China (Longgang and Shenzhen) and the Philippines (Calamba); (ii) further consolidation of our presence in Malaysia (Muar); and (iii) specific investments in the areas of quality, environment and energy saving; and (c) an overall capacity increase in final testing and wafers probing (EWS) for all product lines.

We will continue to monitor our level of capital spending by taking into consideration factors such as trends in the semiconductor industry, capacity utilization and announced additions. We expect to have significant capital requirements in the coming years and in addition we intend to continue to devote a substantial portion of our net revenues to R&D. We plan to fund our capital requirements from cash provided by operating activities, available funds and available support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuing of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results and consequently of our profitability could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in the previous years to fund our capital expenditures plans for expending/upgrading our production facilities, our working capital requirements, our R&D and industrialization costs.

On February 23, 2011, holders will be able to call for the redemption of our outstanding 2016 Convertible Bonds, which is likely to occur in view of current market prices, for an amount of $568 million. Furthermore, there could be possible financial needs for temporary bridge short-term financing by the parent companies of the ST-Ericsson joint venture, the amount of which cannot be estimated at this stage.

We believe that we have the financial resources needed to meet our business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, dividend payments and the repayment of our debts in line with their maturity dates. We may use some of our available cash to repurchase a portion of our outstanding debt securities, including possibly our 2016 Convertible Bonds and 2013 Senior Bonds, should market conditions permit.

Contractual Obligations, Commercial Commitments and Contingencies

Our contractual obligations, commercial commitments and contingencies are mainly comprised of: operating leases for land, buildings, plants and equipment; purchase commitments for equipment, outsourced foundry wafers and for software licenses; long-term debt obligations; pension obligations and termination indemnities and other non-current liabilities.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements at September 25, 2010.

Backlog and Customers

During the third quarter of 2010, the level of bookings (including frame orders), was softened in certain market applications from the very high levels in prior period. However, encouraged by the high backlog cumulated in the previous periods, we entered the fourth quarter of 2010 with a backlog higher than what we had entering the third quarter period. Based on our calendar, the fourth quarter 2010 will have a higher number of days compared to the third quarter. Backlog (including frame orders) is subject to possible cancellation, push back and a lower ratio of frame orders being translated into firm orders and, thus, it is not necessarily indicative of the amount of billings or growth to be registered in subsequent periods.

In the third quarter of 2010, our largest customer, the Nokia Group of companies, accounted for approximately 14% of our revenues compared to 15% in the third quarter of 2009. There is no guarantee that the Nokia Group of companies, or any other customer, will continue to generate revenues for us at the same levels. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, not confirm planned delivery dates on frame orders in a significant manner or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Disclosure Controls and Procedures

We conducted an evaluation of the effectiveness of the design and operation of our “disclosure controls and procedures” (Disclosure Controls) as of the end of the second quarter. The controls evaluation was conducted under the supervision and with the participation of management, including our CEO and CFO. Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Exchange Act, such as this Form 6-K, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Our quarterly evaluation of Disclosure Controls includes an evaluation of some components of our internal control over financial reporting, and internal control over financial reporting is also separately evaluated on an annual basis.

The evaluation of our Disclosure Controls included a review of the controls’ objectives and design, our implementation of the controls and their effect on the information generated for use in this periodic report. In the course of the controls evaluation, we reviewed identified data errors, control problems or acts of fraud and sought to confirm that appropriate corrective actions, including process improvements, were being undertaken. This type of evaluation is performed at least on a quarterly basis so that the conclusions of management, including the CEO and CFO, concerning the effectiveness of the Disclosure Controls can be reported in our periodic reports on Form 6-K and Form 20-F. The components of our Disclosure Controls are also evaluated on an ongoing basis by our Internal Audit Department, which, as of January 2008, reports to our Chief Compliance Officer. The overall goals of these various evaluation activities are to monitor our Disclosure Controls, and to modify them as necessary. Our intent is to maintain the Disclosure Controls as dynamic systems that change as conditions warrant.

We rely on ST-Ericsson’s CEO and CFO certification of internal control at ST-Ericsson and their affiliates that are an integral part of our Consolidated Financial Statements but act as independent companies under the 50-50% governance structure of their two parents.

Based upon the controls evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this periodic report, our Disclosure Controls were effective to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified by the SEC, and that material information related to STMicroelectronics and its consolidated subsidiaries is made known to management, including the CEO and CFO, particularly during the period when our periodic reports are being prepared.

Other Reviews

We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we submitted it to the Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements contained in this Form 6-K that are not historical facts, particularly in “Overview Business Outlook” and in “Liquidity and Capital Resources – Financial Outlook”, are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•
changes in demand in the key application markets and from key customers served by our products, which make it extremely difficult to accurately forecast and plan our future business activities. In particular, following a period of significant order cancellations in 2009, we have in 2010 experienced a strong surge in customer demand, which has led to capacity constraints in certain applications, and we may in the future, in case of excessive inventory at customers or distribution channels, experience order cancellations;

•
our ability to utilize and operate our manufacturing facilities at sufficient levels to cover fixed operating costs during periods of reduced customer demand, as well as our ability to ramp up production efficiently and rapidly to respond to increased customer demand, in an intensely cyclical and competitive industry, and the financial impact of obsolete or excess inventories if actual demand differs from our expectations;

•
the operations of the ST-Ericsson Wireless joint venture, which represents a significant investment and risk for our business, and which may lead to significant additional impairment and restructuring charges, in the event ST-Ericsson is unable to successfully compete in a rapidly changing and increasingly competitive market;

•
our ability to compete in the semiconductor industry since a high percentage of our costs are fixed and are incurred in Euros and currencies other than U.S. dollars, especially in light of the increasing volatility in the foreign exchange markets and, more particularly, in the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•	the outcome of ongoing litigation as well as any new litigation to which we may become a defendant;

•
changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits, and our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	the impact of intellectual property claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	product warranty or liability claims based on epidemic failures or recalls by our customers for a product containing one of our parts;

•
our ability in an intensively competitive environment to secure customer acceptance and to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing;

•	availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations; and

•
changes in the political, social or economic environment, including as a result of military conflict, social unrest and/or terrorist activities, economic turmoil, as well as natural events such as severe weather, health risks, epidemics, earthquakes, volcano eruptions or other acts of nature in, or affecting, the countries in which we, our key customers or our suppliers, operate.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” in our Form 20-F. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this 6-K as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 6-K to reflect subsequent events or circumstances. Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in our Securities and Exchange Commission (“SEC”) filings, could have a material adverse effect on our business and/or financial condition.

STMICROELECTRONICS N.V.
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Pages
Consolidated Statements of Income for the Three Months and Nine Months Ended September 25, 2010 and September 26, 2009 (unaudited)	F-1
Consolidated Balance Sheets as of September 25, 2010 (unaudited) and December 31, 2009 (audited)	F-3
Consolidated Statements of Cash Flows for the Nine Months Ended September 25, 2010 and September 26, 2009 (unaudited)	F-4
Consolidated Statements of Changes in Equity (unaudited)	F-5
Notes to Interim Consolidated Financial Statements (unaudited)	F-6

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Three months ended
	(Unaudited)
	September 25,	September 26,
In millions of U.S. dollars except per share amounts	2010	2009

Net sales	2,634	2,269
Other revenues	23	6
Net revenues	2,657	2,275
Cost of sales	(1,616)	(1,562)
Gross profit	1,041	713
Selling, general and administrative	(281)	(290)
Research and development	(558)	(595)
Other income and expenses, net	18	29
Impairment, restructuring charges and other related closure costs	(27)	(53)
Operating income (loss)	193	(196)
Other -than-temporary impairment charge on financial assets	-	-
Interest income (expense), net	(2)	4
Loss on equity investments	(8)	(42)
Loss on financial instruments, net	(1)	-
Income (loss) before income taxes and noncontrolling interest	182	(234)
Income tax expense	(44)	(15)
Income (loss) before noncontrolling interest	138	(249)
Net loss attributable to noncontrolling interest	60	48
Net income (loss) attributable to parent company	198	(201)

Earnings (loss) per share (Basic) attributable to parent company shareholders	0.22	(0.23)
Earnings (loss) per share (Diluted) attributable to parent company shareholders	0.22	(0.23)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Nine months ended
	(Unaudited)
	September 25,	September 26,
In millions of U.S. dollars except per share amounts	2010	2009

Net sales	7,452	5,895
Other revenues	61	32
Net revenues	7,513	5,927
Cost of sales	(4,627)	(4,257)
Gross profit	2,886	1,670
Selling, general and administrative	(864)	(856)
Research and development	(1,747)	(1,763)
Other income and expenses, net	60	127
Impairment, restructuring charges and other related closure costs	(72)	(194)
Operating income (loss)	263	(1,016)
Other -than-temporary impairment charge on financial assets	-	(72)
Interest income, net	2	6
Loss on equity investments and gain on investment divestiture	251	(324)
Loss on financial instruments, net	(12)	(8)
Income (loss) before income taxes and noncontrolling interest	504	(1,414)
Income tax benefit (expense)	(99)	142
Income (loss) before noncontrolling interest	405	(1,272)
Net loss attributable to noncontrolling interest	206	211
Net income (loss) attributable to parent company	611	(1,061)

Earnings (loss) per share (Basic) attributable to parent company shareholders	0.69	(1.21)
Earnings (loss) per share (Diluted) attributable to parent company shareholders	0.68	(1.21)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

	September 25,	December 31,
In millions of U.S. dollars	2010	2009
	(Unaudited)	(Audited)
Assets
Current assets :
Cash and cash equivalents	1,473	1,588
Restricted cash	43	-
Short-term deposits	67	-
Marketable securities	1,556	1,032
Trade accounts receivable, net	1,424	1,367
Inventories, net	1,432	1,275
Deferred tax assets	219	298
Assets held for sale	29	31
Other receivables and assets	727	753
Total current assets	6,970	6,344
Goodwill	1,060	1,071
Other intangible assets, net	747	819
Property, plant and equipment, net	3,868	4,081
Long-term deferred tax assets	375	333
Equity investments	143	273
Restricted cash	-	250
Non-current marketable securities	165	42
Other investments and other non-current assets	378	442
	6,736	7,311
Total assets	13,706	13,655

Liabilities and equity
Current liabilities:
Short term borrowings and current portion of long-term debt	717	176
Trade accounts payable	1,411	883
Dividends payable to shareholders	123	26
Other payables and accrued liabilities	1,140	1,049
Deferred tax liabilities	3	20
Accrued income tax	203	126
Total current liabilities	3,597	2,280

Long-term debt	1,185	2,316
Reserve for pension and termination indemnities	299	317
Long-term deferred tax liabilities	30	37
Other non-current liabilities	242	342
	1,756	3,012
Total liabilities	5,353	5,292
Commitment and contingencies
Equity
Parent company shareholders' equity
Common stock (preferred stock:540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,354,305 shares issued, 881,602,137 shares outstanding)	1,156	1,156
Capital surplus	2,506	2,481
Accumulated result	3,022	2,723
Accumulated other comprehensive income	969	1,164
Treasury stock	(304)	(377)
Total parent company shareholders' equity	7,349	7,147
Noncontrolling interest	1,004	1,216
Total equity	8,353	8,363

Total liabilities and equity	13,706	13,655

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS
	Nine Months Ended
	(Unaudited)	(Unaudited)
	September 25,	September 26,
In millions of U.S. dollars	2010	2009

Cash flows from operating activities:
Net income (loss)	405	(1,272)
Items to reconcile net income (loss) and cash flow from operating activities:
Depreciation and amortization	913	1,012
Amortization of discount on convertible debt	2	12
Other-than-temporary impairment charge on financial assets	-	72
Loss on financial instruments, net	12	8
Other non-cash items	(48)	(18)
Deferred income tax	(15)	(30)
Loss on equity investments and gain on investment divestiture	(251)	324
Impairment, restructuring charges and other related closure costs, net of cash payments	(29)	(55)
Changes in assets and liabilities:
Trade receivables, net	(58)	(353)
Inventories, net	(187)	542
Trade payables	432	75
Other assets and liabilities, net	126	50
Net cash from operating activities	1,302	367

Cash flows from investing activities:
Payment for purchases of tangible assets	(611)	(261)
Payment for purchase of marketable securities	(1,001)	(1,291)
Proceeds from sale of marketable securities	838	1,012
Disposal of financial instrument	-	26
Investment in short-term deposits	(62)	-
Release of restricted cash	250	-
Investment in intangible and financial assets	(75)	(100)
Proceeds received in business combinations	-	1,129
Payment for business combinations, net of cash and cash equivalents	(4)	(18)
Net cash from (used in) investing activities	(665)	497

Cash flows from financing activities:
Proceeds from long-term debt	1	-
Proceeds from short-term borrowings	25	-
Buyback on issued debt	(387)	-
Repayment of long-term debt	(160)	(50)
Decrease in short-term facilities	-	(20)
Dividends paid to shareholders	(150)	(131)
Purchase of equity from noncontrolling interests	-	(92)
Other financing activities	(6)	(2)
Net cash used in financing activities	(677)	(295)
Effect of changes in exchange rates	(75)	(2)
Net cash increase (decrease)	(115)	567
Cash and cash equivalents at beginning of the period	1,588	1,009
Cash and cash equivalents at end of the period	1,473	1,576

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

In millions of U.S. dollars, except per share amounts					Accumulated
					Other
	Common	Capital	Treasury	Accumulated	Comprehensive	Noncontrolling	Total
	Stock	Surplus	Stock	Result	Income/(loss)	Interest	Equity

Balance as of December 31, 2008 (Audited)	1,156	2,324	(482)	4,064	1,094	276	8,432
Business combination						1,411	1,411
Purchase of equity from noncontrolling interest		119				(211)	(92)
Stock-based compensation expense		38	105	(105)			38
Comprehensive income (loss):
Net loss				(1,131)		(270)	(1,401)
Other comprehensive income, net of tax					70	15	85
Comprehensive income (loss)							(1,316)
Dividends, $0.12 per share				(105)		(5)	(110)
Balance as of December 31, 2009 (Audited)	1,156	2,481	(377)	2,723	1,164	1,216	8,363
Stock-based compensation expense		25	73	(73)			25
Comprehensive income (loss):
Net income (loss)				611		(205)	406
Equity divestiture				8			8
Other comprehensive income (loss), net of tax					(195)	(7)	(202)
Comprehensive income (loss)							212
Dividends, $0.28 per share				(247)			(247)
Balance as of September 25, 2010 (Unaudited)	1,156	2,506	(304)	3,022	969	1,004	8,353

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.

Notes to Interim Consolidated Financial Statements (Unaudited)

1.	The Company

STMicroelectronics N.V. (the "Company") is registered in The Netherlands with its corporate legal seat in Amsterdam, the Netherlands, and its corporate headquarters located in Geneva, Switzerland.

The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits ("ICs") and discrete devices. The Company offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Company is focused on developing products that leverage its technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content.

2.	Fiscal Year

The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a thirteen-week basis.

The Company’s first quarter ended on March 27, 2010, its second quarter ended on June 26 and its third quarter ended on September 25. Its fourth quarter will end on December 31.

3.	Basis of Presentation

The accompanying Unaudited Interim Consolidated Financial Statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied for the year ended December 31, 2009. The interim financial information is unaudited but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.

All balances and values in the current and prior periods are in millions of U.S. dollars, except shares and per-share amounts.

The accompanying Unaudited Interim Consolidated Financial Statements do not include certain footnotes and financial presentation normally required on an annual basis under U.S. GAAP. Therefore, these interim financial statements should be read in conjunction with the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended

December 31, 2009, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 10, 2010 and amended on March 30, 2010.

4.	Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. The primary areas that require significant estimates and judgments by management include, but are not limited to:

•	sales returns and allowances,

•	determination of the best estimate of selling price for deliverables in multiple element sale arrangements,

•	inventory reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory,

•	accruals for litigation and claims,

•
valuation at fair value of acquired assets including intangibles, goodwill, investments and tangible assets, and assumed liabilities in a business combination, as well as the impairment of their related carrying values,

•	the assessment, in each reporting period, of events, which could trigger interim impairment testing,

•	estimated value of the consideration to be received and used as fair value for asset groups classified as assets to be disposed of by sale and the assessment of the probability of realizing the sale,

•	measurement of the fair value of debt and equity securities for which no observable market price is obtainable,

•	the assessment of credit losses and other-than-temporary impairment charges on financial assets,

•	the valuation of noncontrolling interests, particularly in case of a contribution in kind as part of a business combination,

•	restructuring charges,

•	assumptions used in calculating pension obligations,

•	the determination of the amount of taxes estimated for the full year, including deferred income tax assets and provisions for tax positions and claims.

The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends and the latest available business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While the Company regularly evaluates its estimates and assumptions, the actual results experienced by the Company could differ materially and adversely from management’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations, cash flows and financial position could be significantly affected.  With respect to the Wireless segment, the Company’s accounting relies on estimates based on the business plan of ST-Ericsson, as submitted by ST-Ericsson’s CEO to the ST-Ericsson’s Board of Directors.

5.	Recent Accounting Pronouncements

Accounting pronouncements effective in 2010

In June 2009, the FASB issued amendments to the guidance on accounting for transfers of financial assets and the guidance on consolidation of variable interest entities. The amendment regarding accounting for transfers of financial assets includes: (i) eliminating the qualifying special-purpose entity (“QSPE”) concept; (ii) a new unit of account definition that must be met for transfers of portions of financial assets to be eligible for sale accounting; (iii) clarifications and changes to the derecognition criteria for a transfer to be accounted for as a sale; (iv) a change to the amount of recognized gain or loss on a transfer of financial assets accounted for as a sale when beneficial interests are received by the transferor, and (v) extensive new disclosures. The amendment regarding consolidation of variable interest entities includes: (i) the elimination of exemption for QSPEs; (ii) a new approach for determining who should consolidate a variable-interest entity and (iii) changes to when it is necessary to reassess who should consolidate a variable-interest entity. Both amendments are effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2009 and for interim periods within that first year. Earlier adoption was prohibited. The Company adopted the amendments as of January 1, 2010.   The new guidance did not have any significant impact on the Company’s financial position or results of operations.  See further information on variable interest entities in Note 19.

In September 2009, the FASB issued final guidance on measuring the fair value of liabilities. It amends the Codification primarily as follows: (i) it sets forth the types of valuation techniques to be used to value a liability when a quoted price in an active market is not available; (ii) clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability; (iii) clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The amended guidance is effective for the first reporting period beginning after issuance. The Company adopted the amendment as of January 1, 2010. The new guidance did not have any significant impact on the Company’s financial position or results of operations.

In January 2010, the FASB issued new guidance for fair value measurements which requires more robust disclosures regarding (i) different classes of assets and liabilities measured at fair value, (ii) valuation techniques and inputs used, (iii) activities within Level 3 fair value hierarchy measurements (i.e. purchases and sales), and (iv) transfers between Levels 1, 2, and 3 of the fair value hierarchy.  The new disclosures are effective for the first interim or annual reporting period beginning after December 15, 2009, except for the roll forward of Level 3 assets and liabilities which will be effective for annual reporting periods beginning after December 15, 2010. The Company has adopted the required disclosures of this new guidance as of January 1, 2010. The required disclosures can be found in Note 28.

In July 2010, the FASB issued new guidance on disclosures about the credit quality of financing receivables and the allowance for credit losses. It amends the Codification to provide information in order to understand the nature of credit risk in a company’s financing receivables, how that risk is analyzed in determining the related allowance for credit losses and changes to the allowance during the reporting period.  It defines a finance receivable as a contractual right to receive money on demand or in fixed or determinable dates that is recognized as an asset in the entity’s statement of financial position but excludes from its scope certain financial instruments such as trade accounts receivable with contractual maturities of one year or less that arose from the sale of goods and services. A significant change from the current disclosure requirements is that the information must be provided for both the finance receivables and the related allowance for credit losses at disaggregated levels. The new disclosure guidance introduces two new defined terms that will govern the level of disaggregation: a portfolio segment, defined as the level at which an entity determines its allowance for credit losses, and a class of financing receivable, defined as a group of finance receivables determined on the basis of their initial measurement attribute. The guidance is effective for the Company for both interim and annual reporting periods ending December 15, 2010. The Company will apply the new disclosures requirements when effective and is currently reviewing the impact such requirements will have on the notes to its consolidated financial statements.

6.	Revenues Under Multiple Deliverable Arrangements

The Company, from time to time, enters into agreements with multiple deliverables. In 2009 and 2010, the company has entered into certain agreements related to the licensing of manufacturing processes which include the delivery of a) licenses and process documentation and b) various training and implementation support. In the current agreements, the delivery of each instance of process documentation, as well as the training and support, is considered to be separate units of accounting. The timing of services in these arrangements varies depending on the contractual terms, but revenue is recognized either prorata for short duration service periods, or as the specific services are rendered for longer duration service periods, as appropriate.

As these manufacturing processes are not normally sold by the Company or other similar manufacturers, there is limited or no ability to use vendor specific objective evidence or third-party evidence of value. Thus, the valuation is based on best estimates of selling prices for such deliverables. These best estimates are determined by the groups responsible for the negotiation of the agreements and are primarily based on either: a) the total amount of the agreement, assuming that subsequent services are insignificant to the sale of the license and process documentation, b) cash payments to be paid by the customer in advance of delivery prior to incurring related services or training and/or c) information derived from the negotiation process between the Company and the customer. Training and support are valued based on past history of similar services or the group's determined value based on  a cost plus analysis.

The actual past and the expected future revenues for the multiple deliverable arrangements are:

In millions of U.S. dollars	2009	2010*	2011	2012

Licenses and process documentation	23	28	19	-
Training and support services	1	32	8	9

Total Revenue from Multiple Deliverable Agreements	24	60	27	9

* Includes 41 million recognized in the first nine months of 2010

Due to the long nature of some of the payments in these  agreements, some revenue is deferred until collectability is reasonably assured. These arrangements generally do not include performance-, cancellation-, termination- or refund-type provisions.

7.	Other Income and Expenses, Net

Other income and expenses, net consisted of the following:

	(Unaudited)		(Unaudited)
	Three months ended		Nine months ended
In millions of U.S. dollars	September 25, 2010	September 26, 2009	September 25, 2010	September 26, 2009

Research and development funding	25	26	74	158
Start-up and phase-out costs	(5)	(3)	(9)	(37)
Exchange gain (loss), net	4	(4)	7	9
Patent costs, net of gain from settlement	(3)	11	(8)	-
Gain on sale of non-current assets, net	-	1	1	1
Other, net	(3)	(2)	(5)	(4)

Total Other income and expenses, net	18	29	60	127

The Company receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met.

Start-up costs represent costs incurred in the start-up and testing of the Company’s new manufacturing facilities, before reaching the earlier of a minimum level of production or six months after the fabrication line’s quality certification. Phase-out costs for facilities during the closing stage are treated in the same manner.

Exchange gains and losses included in “Other income and expenses, net” represent the portion of exchange rate changes on transactions denominated in currencies other than an entity’s functional currency and the changes in fair value of derivative instruments which are not designated as hedge and which have a cash flow effect related to operating transactions.

Patent costs, net of settlement agreements, include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees, netted against settlements, which primarily includes reimbursements of prior patent litigation costs.

8.	Impairment, Restructuring Charges and Other Related Closure Costs

Impairment, restructuring charges and other related closure costs incurred in three months and nine months ended September 25, 2010 are summarized as follows:

(Unaudited)
Three months ended on September 25, 2010
In millions of U.S. dollars	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

Manufacturing restructuring plan	-	(4)	(3)	(7)
STE restructuring plan	(3)	(14)	(1)	(18)
Other restructuring initiatives	-	(2)	-	(2)

Total impairment, restructuring charges and other related closure costs	(3)	(20)	(4)	(27)

(Unaudited)
Nine months ended on September 25, 2010
In millions of U.S. dollars	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

Manufacturing restructuring plan	(1)	(9)	(8)	(18)
STE restructuring plan	(4)	(43)	(2)	(49)
Other restructuring initiatives	-	(3)	(2)	(5)

Total impairment, restructuring charges and other related closure costs	(5)	(55)	(12)	(72)

Impairment, restructuring charges and other related closure costs incurred in three months and nine months ended September 26, 2009 are summarized as follows:

(Unaudited)
Three months ended on September 26, 2009
In millions of U.S. dollars	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

Manufacturing restructuring plan	(1)	(10)	(10)	(21)
STE restructuring plan	-	(16)	(1)	(17)
Other restructuring initiatives	(3)	(11)	(1)	(15)

Total impairment, restructuring charges and other related closure costs	(4)	(37)	(12)	(53)

(Unaudited)
Nine months ended on September 26, 2009
In millions of U.S. dollars	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

Manufacturing restructuring plan	(25)	(61)	(25)	(111)
STE restructuring plan Goodwill impairment test	- (6)	(38) -	(1) -	(39) (6)
Other restructuring initiatives	(4)	(30)	(4)	(38)

Total impairment, restructuring charges and other related closure costs	(35)	(129)	(30)	(194)

Impairment charges

The Company recorded in the first nine months of 2010 impairment charges amounting to $5 million primarily related to long-lived assets with no alternative future use.

In the first nine months of 2009, the Company recorded impairment charges totaling $35 million of which $25 million on long-lived assets of the Company’s manufacturing sites in Carrollton (Texas) and in Phoenix (Arizona) and $6 million on goodwill related to the Vision business.

Restructuring charges and other related closure costs

Provisions for restructuring charges and other related closure costs as at September 25, 2010 are summarized as follows in millions of U.S. dollars:

	Manufacturing Restructuring Plan	STE restructuring plan	Other Restructuring Initiatives	Total Restructuring & Other Related Closure Costs
Provision as at December 31, 2009	58	83	53	194
Charges incurred in 2010	17	45	5	67
Amounts paid	(23)	(48)	(30)	(101)
Currency translation effect	-	(7)	(3)	(10)
Provision as at September 25, 2010	52	73	25	150

●	Manufacturing restructuring plan:

Pursuant to its commitment to a restructuring plan aimed at improving its competitiveness, the Company recorded in the first nine months of 2010 a total restructuring charge amounting to $17 million, of which $7 million was recorded in the third quarter of 2010. These restructuring charges primarily related to decontamination and other closure costs and one-time termination benefits to be paid to employees who render services until the complete closure of Carrollton and Phoenix fabs.

●	STE restructuring plan:

The Company recorded in the first nine months of 2010 restructuring charges totaling $45 million, pursuant to the STE restructuring plan announced and expanded in 2009, of which $15 million was recorded in the third quarter of 2010. These restructuring charges primarily related to on-going termination benefits for involuntary leaves, mainly in European locations.

●	Other restructuring initiatives:

In the first nine months of 2010, the Company recorded $5 million restructuring charges related to previously committed and other restructuring intiatives.

Total impairment, restructuring charges and other related closure costs

The manufacturing restructuring plan is expected to result in a total pre-tax charge in the range of $280 million to $300 million, of which $267 million have been incurred as of September 25, 2010.

This plan is expected to be completed in the first half of 2011 while some cash payouts could still occur later in the year.

The STE restructuring plan, which is expected to result in a total pre-tax charge in the range of $150 million to $170 million, registered a total charge of $145 million as of September 25, 2010. This plan is expected to be completed by end of 2010.

The total actual costs that the Company will incur may differ from these estimates based on the timing required to fully complete the restructuring plans, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, product and processes.

9.	Interest Income (Expense), Net

Interest income (expense), net consisted of the following:

	(Unaudited)		(Unaudited)
	Three months ended		Nine months ended
In millions of U.S. dollars	September 25, 2010	September 26, 2009	September 25, 2010	September 26, 2009

Income	6	14	26	45
Expense	(8)	(10)	(24)	(39)

Total interest income (expense), net	(2)	4	2	6

Interest expense included charges related to the amortization of issuance costs incurred by the Company for the outstanding bonds. In the first nine months of 2010, interest income included $5  million recognized on the subordinated notes that the Company held until May 7, 2010 from its equity investment in Numonyx and $10 million recognized on the $250 million deposit in favor of the Numonyx-Hynix joint-venture released on August 31, 2010, as described in Note 18.

10.	Earnings (loss) per share

Basic net earnings (loss) per share (“EPS”) is computed based on net income (loss) attributable to parent company shareholders using the weighted-average number of common shares outstanding during the reported period; the number of outstanding shares does not include treasury shares. Diluted EPS is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period, such as stock issuable pursuant to the exercise of stock options outstanding, nonvested shares granted and the conversion of convertible debt.

	(Unaudited)		(Unaudited)
	Three months ended		Nine months ended
In millions of U.S. dollars, except share and per share amounts	September 25, 2010	September 26, 2009	September 25, 2010	September 26, 2009

Basic income (loss) per share:

Net income (loss)	198	(201)	611	(1,061)
Weighted average shares outstanding	881,491,868	878,302,815	879,922,593	876,430,836

Income (loss) per share (basic)	0.22	(0.23)	0.69	(1.21)

Diluted income (loss) per share:

Net income (loss)	198	(201)	611	(1,061)
Convertible debt interest	2	-	7	-
Net income (loss) adjusted	200	(201)	618	(1,061)
Weighted average shares outstanding	881,491,868	878,302,815	879,922,593	876,430,836
Dilutive effect of non vested shares	2,400,850	-	3,530,124	-
Dilutive effect of convertible debt	26,167,847	-	28,704,946	-
Number of shares used in calculating income (loss) per share	910,060,565	878,302,815	912,157,663	876,430,836

Income (loss) per share (diluted)	0.22	(0.23)	0.68	(1.21)

As of September 25, 2010, common shares issued were 910,354,305 shares, of which 28,752,168 shares were owned by the Company as treasury stock.

As of September 25, 2010, there were outstanding stock options exercisable into the equivalent of 35,717,614 common shares. There was also the equivalent of 23,104,773 common shares outstanding for convertible debt, out of which 5,624 for the 2013 bonds and 23,099,149 for the 2016 bonds. The equivalent common shares outstanding for the convertible debt decreased during the third quarter 2010 because of the 2016 convertible back repurchase by the Company. None of these bonds have been converted to shares during the first nine months of 2010.

11.	Short-term deposits

In the first nine months of 2010, the Company invested $67 million of cash in short-term deposits with a maturity of one year. These deposits are held at one Bank with long-term rating of Aa2/AA. Interest on this deposit is paid at maturity with interest rates fixed at inception for the duration of the deposit. The principal will be repaid at final maturity and is readily convertible in cash.

12.	Marketable Securities

Changes in the value of marketable securities, as reported in current and non-current assets on the consolidated balance sheets as at September 25, 2010 and December 31, 2009 are detailed in the table below:

	(Audited)				(Unaudited)
In millions of U.S. dollars	December 31, 2009	Purchase	Other increase	Sale	Other decrease	Change in fair value included in OCI for available-for-sale marketable securities	Change in fair value recognized in earnings	Foreign exchange result through OCI	September 25, 2010
Aaa debt securities issued by the U.S. Treasury	340	590	-	(430)	-	-	-	-	500
Aaa debt securities issued by foreign governments	144	411	-	(199)	-	-	-	(8)	348
Senior debt Floating Rate Notes issued by financial institutions	548	-	-	(209)	-	4	(3)	(12)	328
Auction Rate Securities	42	-	-	-	-	22	-	-	64
Equity securities classified as held-for-trading	-	-	20	-	(22)	-	2	-	-
Equity securities classified as available-for-sale	-	-	583	-		(102)	-	-	481
Total	1,074	1,001	603	(838)	(22)	(76)	(1)	(20)	1,721

The Company invested in 2010 $1,001 million in French, German and U.S. government bonds. The change in fair value of the $848 million government debt securities classified as available-for-sale was not material as at September 25, 2010. The Company estimated the fair value of these financial assets based on publicly quoted market prices, which corresponds to a level 1 fair value measurement hierarchy. The duration of the government bonds portfolio is less than five months on average and the securities are rated Aaa by Moody’s.

All floating rate notes and auction-rate securities are classified as available-for-sale and recorded at fair value as at September 25, 2010, with changes in fair value recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in equity, except for those changes deemed to be other-than-temporary impairment.

Out of the 10 investment positions in floating-rate notes, with the only exception of a senior floating rate note of Euro 15 million issued by Lehman Brothers whose impairment was recorded as other-than-temporary in 2008, 8 positions are in an unrealized loss position, which has been considered as temporary. For all floating rate notes, except the Lehman Brothers senior unsecured bonds described below, the Company expects to recover the debt securities’ entire amortized cost basis. Since the duration of the floating rate note portfolio is 1.75 years on average and the securities have a minimum Moody’s rating of A2 (with the only exception of the Lehman Brothers senior unsecured bonds), the Company expects the value of the securities to return to par as the final maturity is approaching. In addition, the Company does not expect to be required to sell the securities before maturity. As such, no credit loss has been identified on these instruments. As a result, the change in fair value is recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in equity. The Company estimated the fair value of these financial assets based on publicly quoted market prices, which corresponds to a level 1 fair value measurement hierarchy.

The floating rate notes and the government bonds are reported as current assets on the line “Marketable Securities” on the consolidated balance sheet as at September 25, 2010, since they represent investments of funds available for current operations. The auction-rate securities, which have a final maturity up to 40 years, were purchased in the Company’s account by Credit Suisse Securities LLC contrary to the Company’s instructions; they are classified as non-current assets on the line “Non-current marketable securities” on the consolidated balance sheet as at September 25, 2010. On February 16, 2009, the Company announced that an arbitration panel of the Financial Industry Regulatory Authority (“FINRA”), in a full and final resolution of the issues submitted for determination, awarded the Company, in connection with such unauthorized auction rate securities, approximately $406 million, comprising compensatory damages, as well as interest, attorney’s fees and consequential damages, which were assessed against Credit Suisse. In addition, the Company is entitled to retain an interest award of approximately $27 million, out of which $25 million has already been paid, plus interest at the rate of 4.64% on the par value of the portfolio from December 31, 2008 until March 31, 2010 and 0.42% from March 31, 2010 until the Award is paid in full. The Company petitioned the United States District Court for the Southern District of New York seeking enforcement of the award. Credit Suisse responded by seeking to vacate the FINRA award. In December 2009, Credit Suisse, because of its contingent interest in certain securities held by the Company and issued by Deutsche Bank, requested that the Company either tender the securities or accept that the amount that would be received by the Company pursuant to such tender be deducted from the sum to be collected by the Company if and when the FINRA award is confirmed and enforced. Pursuant to legal advice, and while reserving its legal rights, the Company participated in the tender offer, sold Auction Rate Securities with a face value of $154 million and collected $75 million. On March 19, 2010, in connection with the Company’s legal action to recover from Credit Suisse the amount invested in unauthorized auction rate securities against the Company’s instructions, the federal district court in New York issued a ruling affirming the unanimous arbitration award in its favor for more than $431 million, including collected interest, entered into in February 2009 by FINRA. The ruling of the federal district court in New York denied Credit Suisse’s motion to vacate the award, also granting the Company’s petition to affirm the award and directing Credit Suisse to pay the unpaid balance. On August 24, 2010 the New York Court for the Southern District issued a judgment confirming the ruling of March 2010. On October 8, 2010 the US Court of Appeal for the Second Circuit fixed a trial schedule, which sets dates for the filing of Credit Suisse’s Appellant Brief and reply brief, our Appellee Brief, and an appeal hearing, which could take place “as early as the week of March 28, 2011, subject to the approval of the presiding Judge”. Based on the ruling the Company should receive approximately $358 million, which include approximately $27 million of interest to date, in addition to the approximately $75 million previously received in December upon selling a portion of the securities, as described above. This ruling can be appealed by Credit Suisse to the Court of Appeals for the Second Circuit upon resolution of all post judgment motions.

Upon receipt of the award, the Company will transfer ownership of the portfolio of unauthorized auction rate securities to Credit Suisse. Until the award is executed, the Company will continue to own the Auction Rate Securities and, consequently, will account for them in the same manner as in the prior periods. Until the FINRA award is executed, the ownership of the auction-rate securities must be considered as a separate unit of accounting for impairment assessment. From the first quarter of 2008, the fair value measure of these securities, which corresponds to a level 3 fair value hierarchy, was based on a theoretical model using yields obtainable for comparable assets. The value inputs for the evaluation of these securities were publicly available indexes of securities with the same rating, similar duration and comparable/similar underlying collaterals or industries exposure (such as ABX for the collateralized debt obligation and ITraxx and IBoxx for the credit-linked notes), which the Company believes approximates the orderly exit value in the current market. The estimated value of these securities could further decrease due to a deterioration of the specific indexes used for the evaluation. Fair value measurement information is further detailed in Note 28.

For the Lehman Brothers senior unsecured bonds, the Company has been measuring fair value since Lehman Brothers Chapter 11 filing on September 15, 2008 based on information received from a major credit rating entity. Such fair value information relies on historical recovery rates and is assessed to correspond to a level 3 fair value hierarchy.  At the date of Lehman Brothers Chapter 11 filing, the Company did not expect to recover the entire amortized cost basis of the securities and reported in earnings an other-than-temporary impairment charge representing 50% of the face value of the debt securities. As at September 25, 2010, the Company assessed that it expected to recover the impaired amortized cost basis of the Lehman Brothers debt securities amounting to $10 million and no additional other-than-temporary impairment charge was recorded on the Lehman Brothers senior unsecured bonds in the first nine months of 2010.

On May 7, 2010 the Company disposed of its investment in Numonyx in exchange for shares in Micron Technology Inc., as detailed in Note 18. The Micron shares were recorded in the consolidated balance sheet on the line “Marketable Securities” as of September 25, 2010: $380 million as current assets and $101 million as non-current assets, in line with the expected timeframe of forecasted sales, as described in Note 27. The Company reported a deferred loss on these shares amounting to $102 million as a component of  “Accumulated Other Comprehensive Income” since the Company assessed the decline in fair value to be temporary.

13.	Trade Accounts Receivable, Net

Trade accounts receivable, net consisted of the following:

	(Unaudited)	(Audited)
In millions of U.S. dollars	As at September 25, 2010	As at December 31, 2009

Trade accounts receivable	1,442	1,386
Valuation allowance	(18)	(19)

Total trade accounts receivable, net	1,424	1,367

During the first nine months of 2010, ST-Ericsson sold, without recourse $415 million of receivables of which $327 million were sold during the thirs quarter of 2010, with a financial colst lower that $ 1 million. The Company enters into factoring transactions to accelerate the realization in cash of some trade accounts receivable.

14.	Inventories, Net

Inventories are stated at the lower of cost or net realizable value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Company’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales.

Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter’s sales, backlog of orders and production plans.

Inventories, net of reserve consisted of the following:

	(Unaudited)	(Audited)
In millions of U.S. dollars	As at September 25, 2010	As at December 31, 2009

Raw materials	77	73
Work-in-process	919	769
Finished products	436	433

Total Inventories, net	1,432	1,275

15.	Business Combinations

On August 2, 2008, ST-NXP Wireless, a joint venture owned 80% by the Company, began operations based on contributions of the wireless businesses of the Company and NXP, as the noncontrolling interest holder.  On February 1, 2009, the Company exercised its option to purchase the 20% noncontrolling interest of NXP in ST-NXP wireless for a price of $92 million. Transactions with noncontrolling interests are summarized in the table below:

	(Unaudited)		(Unaudited)
	Three months ended		Nine months ended
In millions of U.S. dollars	September 25, 2010	September 26, 2009	September 25, 2010	September 26, 2009

Net loss attributable to parent company	198	(201)	611	(1,061)
Transfers (to) from noncontrolling interests:
Increase in parent company's capital surplus for purchase of outstanding 20% of ST-NXP shares	-	-	-	119
Change from net loss attributable to parent company and transfers (to) from noncontrolling interests	198	(201)	611	(942)

On February 3, 2009, the Company closed a transaction to combine the businesses of Ericsson Mobile Platforms (“EMP”) and ST-NXP Wireless into a new venture, ST-Ericsson (“STE”). ST-Ericsson combines the resources of the two companies and focuses on developing and delivering a complete portfolio of mobile platforms wireless semiconductor solutions across the broad spectrum of mobile technologies. The operations of ST-Ericsson are conducted through two groups of companies.  The parent of one of the groups is ST-Ericsson Holding AG (“JVS”), which is owned 50% plus a controlling share by ST.  JVS is responsible for the full commercial operation of the combined businesses, namely sales, marketing, supply and the full product responsibility. The parent of the other group, ST-Ericsson AT Holding AG (“JVD”), is owned 50% plus a controlling share by Ericsson and  is focused on fundamental R&D activities. Both JVS and JVD are variable interest entities. The Company has determined that it is the primary beneficiary of JVS and therefore consolidates JVS, but that it is not the primary beneficiary of JVD and therefore accounts for its investment in JVD under the equity method. The treatment of JVD and JVS as variable interest entities is discussed further in Note 19. In addition to the contributions made by ST and Ericsson of their respective businesses to the venture entities, the consideration received from Ericsson included $1,155 million in cash, of which $700 million was paid directly to the Company.  The transaction has been accounted for as a business combination under the amended business combination guidance adopted by the Company as of January 1, 2009.

The purchase accounting results are the following, in millions of U.S. dollars:

Consideration transferred:

Noncontrolling interest in the Company’s business contributed	1,105

Cash received by the Company	(700)

Equity investment in JVD	(99)

Total consideration transferred	306

Assets acquired and liabilities assumed:

Cash in JVS	445

Other current assets and liabilities – net	(47)

Customer relationships	48

Property, plant and equipment	23

Total identifiable net assets	469

Noncontrolling interest in EMP business acquired	(306)

Goodwill	143

Total	306

The goodwill arises principally due to expected synergies and the value of the assembled workforce. It is tax deductible for an amount of $26 million. In connection with this transaction, the Company recognized acquisition costs of $9 million, which were included in selling, general and administrative expenses during 2009. The customer relationships have a useful life of four years. There are no contingent assets or liabilities recognized in the transaction.

The fair value of the noncontrolling interests was determined by the Company with the assistance of a third party for the fair values of the businesses contributed.  Due to lack of comparable market transactions, the EMP business was valued using a discounted cash flow approach.  The primary inputs used to measure the fair value were the stand alone business plan for the five-year period 2009-2013, including certain cost synergies of the venture, and the weighted average cost of capital, which was determined to be 8.9%. This represents a Level 3 measurement of fair value in the fair value measurement hierarchy. The resulting value of the EMP business was then allocated between the two entities of the venture as follows: (a) specifically identifiable assets as well as customer-related intangibles and the cost synergies were allocated to the portion of the EMP business contributed to JVS, and (b) specifically identifiable assets as well as the value of the usage rights of the technology were allocated to the portion of the EMP business contributed to JVD.  The fair value of the Company’s contribution of its ST-NXP Wireless business to JVS was determined based upon the valuation of the EMP business contributed to JVS and JVD and the cash consideration that was agreed upon between the Company and Ericsson to compensate for the difference in fair values between the two companies’ contributions. This valuation is therefore also considered Level 3. Due to the significant minority rights of the Company and Ericsson in JVD and JVS respectively, no control premium or discount was assigned in the valuation of the noncontrolling interests. Upon closing, JVS was determined to be included in the reportable segment “Wireless”.

On June 28, 2010, the Group closed a transaction to acquire substantially all the assets of Lakota Technology Inc, a development stage company based in the United States of America. This acquisition provides the Group with leading technology in the field of rectifier diodes. The transaction was structured as an asset deal which has been accounted for as a business combination.
The fair value of the identifiable assets and liabilities acquired from Lakota Technology Inc at acquisition-date were as follows:
In millions of USD	Fair value recognized on acquisition
Technology	3
In-process R&D	5
Total identifiable net assets at fair value	8
Purchase consideration	8

The purchase consideration is made of  a cash payment of $4 million and the acquisition-date fair value of a contingent consideration based on the achievement of a technical milestones and volume of sales of specific low voltage products. No goodwill was recognized as a result of this business combination.

16.	Goodwill

Changes in the carrying amount of goodwill were as follows:

In millions of U.S. dollars	Automotive Consumer Computer and Communication Infrastructure (“ACCI”)	Wireless	Industrial and Multisegment Sector (“IMS”)	Total
December 31, 2009 (Audited)	43	936	92	1,071
Foreign currency translation	-	(6)	(5)	(11)
September 25, 2010 (Unaudited)	43	930	87	1,060

17.	Other intangible assets

Other intangible assets consisted of the following:

September 25, 2010 (Unaudited)	Gross Cost	Accumulated Amortization	Net Cost

Technologies & licences	814	(579)	235
Contractual customer relationships	486	(106)	380
Purchased software	304	(247)	57
Other intangible assets	156	(81)	75
Total	1,760	(1,013)	747

December 31, 2009 (Audited)	Gross Cost	Accumulated Amortization	Net Cost

Technologies & licences	787	(501)	286
Contractual customer relationships	485	(70)	415
Purchased software	302	(226)	76
Other intangible assets	119	(77)	42
Total	1,693	(874)	819

The line Other intangible assets in the tables above consists primarily of internally developed software.

Amortization expense for the nine months ended September 25, 2010 was $153 million and the estimated amortization expense of the existing intangible assets for the following years is as follows:

Year
2010	88
2011	240
2012	165
2013	70
2014	47
Thereafter	137
Total	747

18.	Equity Investments

Equity investments as at September 25, 2010 and December 31, 2009 were as follows:

	(Unaudited)		(Audited)
In millions of USD, except percentages	September 25, 2010		December 31, 2009
	Carrying value	Ownership percentage	Carrying value	Ownership percentage
Numonyx Holdings B.V.	-	-	193	48.6%
ST-Ericsson AT Holding	48	49.9%	67	49.9%
3Sun S.r.l.	85	33.3%	-	-
Other equity investments	10	-	13	-
Total	143		273

Numonyx

In 2007, the Company entered into an agreement with Intel Corporation and Francisco Partners L.P. to create Numonyx, a new independent semiconductor company from the key assets of the Company’s Flash Memory Group and Intel’s flash memory business.

The Numonyx transaction closed on March 30, 2008. At closing, through a series of steps, the Company contributed its flash memory assets and businesses in exchange of 109,254,191 common shares of Numonyx, representing a 48.6% equity ownership stake valued at $966 million, and $156 million in long-term subordinated notes, as described in Note 20.

The Company accounted for its share in Numonyx under the equity method based on the results of the venture. In the valuation of the Numonyx investment under the equity method, the Company applied a one-quarter lag reporting. For the nine months ended September 25, 2010, the line “Loss on equity investments and gain on investment divestiture” of the Company’s consolidated statement of income included the following amounts related to the investment in Numonyx:

●	a gain of $265 million on the sale of the investment in Numonyx;
●
a charge of $22 million that represents the Company’s proportional share of the loss reported by Numonyx in the fourth quarter of 2009 and the first quarter of 2010 and a benefit of $29 million related to amortization of basis differences arising principally from impairment charges recorded by the Company in prior periods.

On February 10, 2010, the Company, together with its partners Intel Corporation and Francisco Partners, entered into a definitive agreement with Micron Technology Inc., in which Micron would acquire Numonyx Holdings B.V. in an all-stock transaction. On May 7, 2010, this transaction closed. In exchange for its 48.6% stake in Numonyx, the Company received approximately 66.88 million shares of Micron common stock which is recorded as a financial investment. At the May 6, 2010 Micron closing share price of $8.75 per share, the value of the shares was $583 million, taking into account a discount of $2 million to reflect the lock-up period restriction applicable to these shares. As described in note 27, a substantial portion of such Micron shares is hedged. The Company also received full ownership of the Numonyx M6 going concern and facility in Catania, Italy, which the Company contributed to 3Sun, the new photovoltaic joint initiative among the Company, Enel and Sharp. In connection with the divestiture of Numonyx, the Company also has a payable of $78 million due to Francisco Partners at the end of the shares’ six month lock-up period. Also, at the closing of this transaction the senior credit facility that was supported by the Company’s guarantee of $225 million was repaid in full by Numonyx. The overall transaction results in a gain after tax of $265 million included in line “Loss on equity investments and gain on investment divestiture”. The Company’s proportional share of earnings of Numonyx for the period from March 28, 2010 to May 7, 2010 and the benefit relating to the amortization of basis differences for the same period was a profit of $8 million. This profit has been recognized in retained earnings and led to a decrease of the gain on sale of the investment in Numonyx for the same amount.

The table below sets forth the significant non-cash transactions related to the disposal of the Company’s investment in Numonyx:

In millions of USD	(Unaudited) Nine months ended September 25, 2010
Cash flows from operating activities
Change in net working capital	3
Other non-cash impacts	(10)

Cash flows from investing activities
Disposal of an equity investment	325
Acquisition of marketable securities	(583)

Gain on disposal of an equity investment	(265)

ST-Ericsson AT Holding

As disclosed in Note 15, on February 3, 2009, the Company announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms (“EMP”) and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Company received an interest in ST-Ericsson AT Holding AG (“JVD”).  JVD, in which the Company owns 50% less a controlling share held by Ericsson.  The Company’s investment in JVD at the date of the transaction was valued at $99 million.  In the first nine months of 2010, the line “Loss on equity investments and gain on investment divestiture” in the Company’s consolidated statement of income included a charge of $20 million related to JVD. This amount includes the amortization of basis differences. The Company’s current maximum exposure to loss as a result of its involvement with JVD is limited to its equity investment.

3Sun S.r.l. (“3Sun”)

3Sun is a joint initiative between Enel Green Power, Sharp and the Company for the manufacture of triple-junction thin film photovoltaic panels in Catania, Italy. Each partner owns a third of the common shares of the entity. The Company has determined that 3Sun is not a variable interest entity. However the Company exercises a significant influence over 3Sun and consequently accounts for its investment in 3Sun under the equity method.

As part of the transaction with Micron, the Company exercised its right to indirectly purchase the Numonyx M6 facility in Catania, Italy. On July 1, 2010, Numonyx contributed the M6 going concern and facility to 3Sun and immediately transferred the newly issued shares of 3Sun to the Company against the redemption of the $78 million subordinated notes due by Numonyx to the Company. Since the investment in 3Sun is denominated in euro, the investment is revalued at each reporting date closing, the exchange difference being recorded as currency translation adjustment in “Accumulated other comprehensive income” in the consolidated statement of changes in equity. The Company’s current maximum exposure to loss as a result of its involvement with 3Sun is limited to its equity investment that amounted to $85 million as at September 25, 2010.

19.	Variable Interest Entities (“VIE”)

The Company is currently associated with three VIEs:  JVS, JVD and DNP Photomask Europe S.p.A (DNP). The determination of whether the Company is the primary beneficiary for each of these companies is based on assumptions and judgments of whether: (i) the Company has the power to direct the most significant activities of the VIE and (ii) the Company is obligated to absorb losses or has the rights to receive returns that would be considered significant to the VIE.

As disclosed in Note 15, the Company has determined that it is the primary beneficiary of JVS based on the power to direct the most significant activities of JVS, which includes the manufacturing and distribution of its products. As a result of the manufacturing agreements in place, the Company has judged that it has the ability to direct this activity. The Company’s obligation to absorb a share of the losses of JVS, which would be considered significant, results in the Company meeting both requirements to be considered the primary beneficiary of JVS. In addition, the Company also has the majority of voting shares (50% plus a controlling share) in JVS, resulting in consolidation by the Company.

As disclosed in Note 15, the Company has determined that JVD is a VIE, but has determined that the Company is not the primary beneficiary of the entity. This determination is based on the judgment that the most significant activities of JVD are primarily R&D services performed for JVS and Ericsson, for which the Company does not have the power to direct by contract or voting control. Accordingly, the Company accounts for its investment in JVD under the equity method of accounting. The Company’s investment in JVD at the date of the transaction was valued at $99 million. The Company has not provided additional financial support in the first nine months of 2010 and currently has no requirement or intent to provide further financial support to JVD.

The Company entered into a joint venture agreement in 2002 with Dai Nippon Printing Co, Ltd for the development and production of Photomask in which the Company holds a 19% equity interest. The joint venture, DNP Photomask Europe S.p.A, was initially capitalized with the Company’s contribution of €2 million of cash. Dai Nippon Printing Co, Ltd contributed €8 million of cash for an 81% equity interest. In the event of the liquidation of the joint-venture, the Company is required to repurchase the land at cost, and the facility at 10% of its net book value, if no suitable buyer is identified. No provision for this obligation has been recorded to date. At September 25, 2010, the Company’s total contribution to the joint venture is $10 million. The Company continues to maintain its 19% ownership of the joint venture, and therefore continues to account for this investment under the cost method. The Company has identified the joint venture as a VIE, but has determined that it is not the primary beneficiary.  The significant activities of DNP revolve around the creation of masks and development of high level mask technology.  The Company does not have the power to direct such activities. The cost investment of $10 million is recorded in the line “Other investments and other non-current assets” in the Consolidated Balance Sheets and the Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its investment. The Company has not provided additional financial support in the first nine months of 2010 and currently has no requirement or intent to provide further financial support to the joint venture.

20.	Other Investments and Other Non-current Assets

Investments and other non-current assets consisted of the following:

	(Unaudited)	(Audited)
In millions of U.S. dollars	As at September 25, 2010	As at December 31, 2009

Investments carried at cost	27	29
Available-for-sale equity securities	11	10
Held-for-trading equity securities	8	7
Long-term receivables related to funding	8	8
Long-term receivables related to tax refund	263	170
Debt issuance costs, net	2	4
Long-term notes from equity investment	-	173
Prepaid for pension	2	2
Derivative instruments designated as cash flow hedge	35	-
Deposits and other non-current assets	22	39

Total other investments and other non-current assets	378	442

Investments carried at cost are equity securities with no readily determinable fair value.

Long-term receivables related to funding are mainly public grants to be received from governmental agencies in Italy and France as part of long-term research and development, industrialization and capital investment projects.

Long-term receivables related to tax refund correspond to tax benefits claimed by the Company in certain of its local tax jurisdictions, for which collection is expected beyond one year.

The long-term subordinated notes received upon the creation of Numonyx were part of the deal concluded with Micron Technology Inc. for the sale of Numonyx. As such, as at May 7, 2010, $102 million of these debt securities were extinguished, the remaining $78 million were cancelled upon the transfer of M6 facility full ownership to the Company.

Derivative instruments designated as hedge are further described in Note 27.

21.	Financial debt

Long term debt consisted of the following:

	(Unaudited)	(Audited)
In millions of U.S. dollars	September 25, 2010	December 31, 2009

Bank loans:
1.79% due 2010, floating interest rate at Libor + 1.0%	-	40
Funding program loans from European Investment Bank:
0.31% due 2014, floating interest rate at Libor + 0.017%	100	100
0.52% due 2015, floating interest rate at Libor + 0.026%	47	56
0.52% due 2016, floating interest rate at Libor + 0.052%	116	136
0.85% due 2016, floating interest rate at Libor + 0.317%	180	180
0.66% due 2016, floating interest rate at Libor + 0.213%	172	200
Other funding program loans:
0.90% (weighted average), due 2010, fixed interest rate	6	12
2.40% (weighted average), due 2012, fixed interest rate	8	6
0.50% (weighted average), due 2013, fixed interest rate	4	3
0.49% (weighted average), due 2014, fixed interest rate	2	8
0.50% (weighted average), due 2016, fixed interest rate	1	2
0.50% (weighted average), due 2017, fixed interest rate	-	67
0.50% (weighted average), due 2018, fixed interest rate	2	-

	(Unaudited)	(Audited)
Capital leases:
6.17% (weighted average), due 2011, fixed interest rate	3	8
6.00% (weighted average), due 2014, fixed interest rate	8	9
5.29% (weighted average), due 2017, fixed interest rate	2	2
Senior Bonds:
1.28%, due 2013, floating interest rate at Euribor + 0.40%	653	720
Convertible debt:
1.5% convertible bonds due 2016	573	943
Total debt	1,877	2,492
Less short-term debt (excluding short term borrowings)	(692)	(176)
Total long-term debt	1,185	2,316

The financial debt was $1,902 million as at September 25, 2010, comprised of $25 million of short term borrowings and $1,877 of  long-term debt.

In February 2006, the Company issued $1,131 million principal amount at maturity of zero coupon senior convertible bonds due in February 2016. The bonds were issued at 100% of principal with a yield to maturity of 1.5% and resulted in net proceeds to the Company of $974 million less transaction fees. The bonds are convertible by the holder at any time prior to maturity at a conversion rate of 43.833898 shares per one thousand dollar face value of the bonds corresponding to 42,694,216 equivalent shares. This conversion rate has been adjusted from 43.363087 shares per one thousand dollar face value of the bonds as at May 21, 2007, as the result of the extraordinary cash dividend approved by the Annual General Meeting of Shareholders held on May 14, 2008. This new conversion has been effective since May 19, 2008. The holders can redeem the convertible bonds upon a change of control or on February 23, 2011 at a price of $1,077.58, on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollar face value of the bonds. The Company can call the bonds at any time after March 10, 2011 subject to the Company’s share price exceeding 130% of the accreted value divided by the conversion rate for 20 out of 30 consecutive trading days. The Company may redeem for cash at the principal amount at issuance plus accumulated gross yield all, but not a portion, of the convertible bonds at any time if 10% or less of the aggregate principal amount at issuance of the convertible bonds remain outstanding in certain circumstances or in the event of changes to the tax laws of the Netherlands or any successor jurisdiction. During December 2009 the Company repurchased 98,000 bonds corresponding to $106 million principal amount for a total cash consideration of $103 million, realizing a gain on the repurchase of $3 million. During the first nine months of 2010, the Company repurchased around 349,000 bonds corresponding to $376 million principal amount for a total cash consideration of $370 million, realizing a gain on the repurchase of $6 million. The total of bonds repurchased represented approximately 46% of the total amount originally issued. The repurchased bonds have been cancelled in accordance with their terms.

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), a wholly owned subsidiary of the Company, issued floating rate senior bonds with a principal amount of €500 million at an issue price of 99.873%. The notes, which mature on March 17, 2013, pay a coupon rate of the three-month Euribor plus 0.40% on the 17th of June, September, December and March of each year through maturity. In the event of changes to the tax laws of the Netherlands or any successor jurisdiction, ST BV or the Company may redeem the full amount of senior bonds for cash. In the event of certain change in control triggering events, the holders can cause ST BV or the Company to repurchase all or a portion of the bonds outstanding. During August 2010 the Company repurchased a portion of 2013 senior bonds corresponding to $17 million principal amount for a total cash consideration of $17 million.

22.	Post Retirement and Other Long-term Employee Benefits

The Company and its subsidiaries have a number of both funded and unfunded defined benefit pension plans and other long-term employees’ benefits covering employees in various countries. The defined benefit plans provide for pension benefits, the amounts of which are calculated based on factors such as years of service and employee compensation levels. The other long-term employees’ plans provide for benefits due during the employees’ period of service after certain seniority levels. The Company uses a December 31 measurement date for its plans. Eligibility is generally determined in accordance with local statutory requirements. For Italian termination indemnity plan (“TFR” funded before July 1, 2007), the Company continues to measure the vested benefits to which Italian employees are entitled as if they retired immediately as of September 25, 2010, in compliance with the U.S. GAAP guidance on determining vested benefit obligations for defined benefit pension plans.

The components of the net periodic benefit cost included the following:

	Pension Benefits
	(Unaudited)
	Three months ended		Nine months ended
In millions of U.S. dollars	September 25, 2010	September 26, 2009	September 25, 2010	September 26, 2009

Service cost	6	4	17	14
Interest cost	7	8	22	22
Expected return on plan assets	(4)	(4)	(13)	(11)
Amortization of actuarial net loss (gain)	1	1	2	4
Amortization of prior service cost	-	1	1	2
Settlement	1	-	2	-
Net periodic benefit cost	11	10	31	31

	Other long-term Benefits
	(Unaudited)
	Three months ended		Nine months ended
In millions of U.S. dollars	September 25, 2010	September 26, 2009	September 25, 2010	September 26, 2009

Service cost	1	1	2	3
Interest cost	-	-	2	1
Expected return on plan assets	-	-	-	-
Amortization of actuarial net loss (gain)	-	-	-	-
Amortization of prior service cost	-	-	-	-
Settlement	-	-	-	-
Net periodic benefit cost	1	1	4	4

Employer contributions paid and expected to be paid in 2010 are consistent with the amounts disclosed in the consolidated financial statements for the year ended December 31, 2009.

23.	Dividends

At the Company’s Annual General Meeting of Shareholders held on May 20, 2009, the distribution of a cash dividend of $0.12 per common share to be paid in four equal installments was approved by the Company’s Shareholders. Through December 31, 2009, payments were made for an amount of $79 million including the payment of $3 million for the related withholding tax. The remaining $0.03 per share cash dividend totaling $26 million was paid in the first quarter of 2010.

At the Company’s Annual General Meeting of Shareholders held on May 25, 2010, the distribution of a cash dividend of $0.28 per common share to be paid in four equal installments was approved by the Company’s Shareholders. First payment occurred in the second quarter of 2010 and amounted to $62 million. Second payment occurred in the third quarter of 2010 and amounted to $62 million, including the payment of $7 million for the related withholding tax.

24.	Treasury Stock

The treasury shares have been designated for allocation under the Company’s share based remuneration programs of non-vested shares including such plans as approved by the 2005, 2006, 2007, 2008 and 2009 Annual General Meeting of Shareholders. As of September 25, 2010, 14,168,052 of these treasury shares were transferred to employees under the Company’s share based remuneration programs of which 3,233,571 in the first nine months of 2010.

As of September 25, 2010, the Company owned a number of treasury shares equivalent to 28,752,168. These shares are intented to cover the transfer of shares to employees upon vesting of the share based remuneration programs.

25.	Contingencies and Uncertainties in Income Tax Positions

The Company is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company, breach of contract claims, claims for unauthorized use of third-party intellectual property, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. The Company regularly reevaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in an adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.

The Company applies a two-step process for the evaluation of uncertain income tax positions based on a “more likely than not” threshold to determine if a tax position will be sustained upon examination by the taxing authorities. Except for the foreign currency exchange impact, there was no major change in the amount of unrecognized tax benefits during the first nine months of 2010 in respect to uncertainties about a certain tax treatment not yet validated with the relevant fiscal authorities. All unrecognized tax benefits would affect the effective tax rate, if recognized. Interest and penalties recognized in the consolidated balance sheets as at September 25, 2010 and December 31, 2009 and in the consolidated statements of income for the first nine months of 2010 and 2009 are not material. The tax years that remain open for review in the Company’s major tax jurisdictions are from 1997 to 2009.

26.	Claims and Legal Proceedings

The Company has received and may in the future receive communications alleging possible infringements of third party intellectual property rights. Furthermore, the Company may become involved in costly litigation brought against the Company regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation is unfavorable to the Company, the Company may be required to license the underlying intellectual property right at economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction, all of which individually, or in the aggregate, could have a material adverse effect on the Company’s results of operations, cash flow or financial position, as well as impair its ability to compete.

The Company is otherwise also involved in various lawsuits, claims, investigations and proceedings incidental to its business and operations. These matters mainly include the risks associated with claims from patent owners, suppliers, customers or other parties. The Company accrues for these loss contingencies when the loss is considered probable and can be estimated. The Company regularly evaluates claims and legal proceedings together with their related probable losses, to determine whether any accruals need to be made or adjusted based on the current information available to the Company. Legal costs associated with claims are expensed as incurred. In the event of litigation that is adversely determined with respect to the Company’s interests, or in the event, based on new evidence or communications the Company needs to change its evaluation regarding a third-party claim, this could entail a material adverse effect on its operations or financial condition at the time.

27.	Derivative Instruments and Hedging Activities

The Company is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Company’s activities expose it to a variety of financial risks, such as market risk, credit risk and liquidity risk. The Company uses derivative financial instruments to hedge certain risk exposures. The primary risk managed by using derivative instruments is foreign currency risk.

           Foreign exchange risk

Currency forward contracts and options are entered into to manage the foreign exchange risk associated with forecasted transactions and to reduce exposure to changes in exchange rates on the denomination of certain assets and liabilities in foreign currencies at the Company's subsidiaries.

Derivative Instruments Not Designated as a Hedge

The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities at the Company’s subsidiaries. The Company enters into currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Company's subsidiaries. These instruments do not qualify as hedging instruments and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income and expenses, net” in the consolidated statements of income.

Cash Flow Hedge

To reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges certain Euro-denominated forecasted transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses as well as a portion of its front-end manufacturing costs of semi-finished goods through the use of currency forward contracts and currency options, including collars. The Company also hedges certain Swedish krona-denominated forecasted transactions that cover at reporting date a large part of its future research and development expenses through the use of currency forward contracts.

These derivative instruments are designated and qualify for cash flow hedge. They are reflected at their fair value in the consolidated balance sheets. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction, which enables the Company to conclude, based on the fact that the critical terms of the hedging instruments match the terms of the hedged transactions, that changes in cash flows attributable to the risk being hedged are expected to be completely offset by the hedging derivatives. Currency forward contracts and currency options, including collars, used as hedges are effective at reducing the Euro/U.S. dollar and the Swedish krona/U.S. dollar currency fluctuation risk and are designated as a hedge at the inception of the contract and on an on-going basis over the duration of the hedge relationship. Effectiveness on transactions hedged through purchased currency options and collars is measured on the full fair value of the instrument, including the time value of the option. Ineffectiveness appears if the hedge relationship is not perfectly effective or if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change on the expected cash flows on the hedged transactions. The gain or loss from the effective portion of the hedge is reported as a component of

“Accumulated other comprehensive income (loss)” in the consolidated statements of changes in equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statement of income line item as the impact of the hedged transaction. When a designated hedging instrument is either terminated early or an improbable or ineffective portion of the hedge is identified, or when it is probable that the forecasted transaction will not occur by the end of the originally specified time period, the cumulative gain or loss that was reported in “Accumulated other comprehensive income (loss)” is recognized immediately in earnings.

The principles regulating the hedging strategy for derivatives designated as cash flow hedge are established as follows: (i) for R&D and Corporate costs, between 50% and 80% of the total forecasted transactions; (ii) for manufacturing costs, between 40% and 70% of the total forecasted transactions. The maximum length of time over which the Company hedges its exposure to the variability of cash flows for forecasted transactions is 24 months.

As at September 25, 2010, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Swedish krona-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs

Forward contracts	468	638
Currency options Collars	25 50	20 50

In millions of Swedish krona	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs

Forward contracts	730	-

           Interest rate risk

Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. The Company’s interest rate risk arises mainly from long-term borrowings at fixed rates. The Company analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Since almost all the liquidity of the Company is invested in floating rate instruments, the Company’s interest rate risk arises from the mismatch of fixed rate liabilities and floating rate assets.

Fair Value Hedge

In 2006, the Company entered into cancellable interest rate swaps with a combined notional value of $200 million to partially offset the interest rate mismatch by hedging a portion of the convertible bonds due 2016 carrying a fixed interest rate. The fair value hedge relationship was discontinued in the fourth quarter of 2008 and the swaps were unwound in 2009, which generated a non-operating loss of $8 million reported on the line “Loss on financial instruments, net” in the consolidated statement of income and proceeds totaling $26 million in the consolidated statement of cash flows for the nine months ended September 26, 2009.

Other market risk

As part of its ongoing investing and financing activities, the Company may from time to time enter into certain derivative transactions. In the first quarter of 2010, the Company purchased a put option in order to hedge a potential equity position in an unaffiliated company, for a total notional amount of 10 million shares. The put option was classified as a held-for-trading financial asset in the first quarter of 2010 and the Company reported on that period an unrealized loss amounting to $6 million on the line “Loss on financial instruments, net” in the consolidated statement of income. On April 6, 2010, the Company entered into a written call option, with a notional amount of 5 million shares, to be combined to the existing purchased put in order to structure a zero-cost collar as a single hedging instrument of the highly probable forecasted sale of Micron shares  received upon the sale of Numonyx equity investment as described in Note 18. From inception of the hedging relationship and on an on-going basis, the combined options have qualified for cash flow hedge accounting. As a result, the change in fair value of  the hedging instrument, totaling $11 million,  was reported as a component of “Accumulated other comprehensive income (loss)” in the consolidated statement of changes in equity as at September 25, 2010. Since the critical terms of the structured collar match the critical terms of the hedged transaction, no ineffectiveness was reported in earnings. Effectiveness is measured on the full fair value of the combined options.

In addition to the combined options as described above, the Company entered in April 2010 into three contingent zero-cost collars to hedge forecasted sales of Micron shares for a total notional amount of approximately 40 million shares. The hedged forecasted sales have been assessed to be highly probable transactions, from inception of the hedge and on an on-going basis, and the hedging transaction qualifies for cash flow hedge. The contingency premium paid on these instruments, which totaled $9 million, was excluded from effectiveness measurement and recorded immediately in the consolidated statement of income on the line “Loss on financial instruments, net”. Since the hedging instruments are expected to be highly effective at reducing the risk of changes in the overall cash flows of the hedged forecasted sales, the cumulative change in fair value of the collars, which amounted to $73 million, was reported as a component of “Accumulated other comprehensive income (loss)” in the consolidated statement of changes in equity as at September 25, 2010, and will be reclassified into earnings in the same period in which the forecasted sales affect earnings and within the same consolidated statement of income line.

Information on fair value of derivative instruments and their location in the consolidated balance sheets as at September 25, 2010 and December 31, 2009 is presented in the table below:

In millions of U.S. dollars	As at September 25, 2010		As at December 31, 2009
Asset Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value

Derivatives designated as hedging instruments:
Foreign exchange forward contracts	Other receivables and assets	66	Other receivables and assets	24
Currency options	Other receivables and assets	-	Other receivables and assets	9
Currency collars	Other receivables and assets	4
Currency collars	Other investments and other non-current assets	5	-	-
Combined options	Other receivables and assets	12	-	-
Contingent zero-cost collars	Other receivables and assets	44	-	-
Contingent zero-cost collars	Other investments and other non-current assets	30	-	-

Total derivatives designated as hedging instruments		161		33

Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	Other receivables and assets	7	Other receivables and assets	3
Currency options	Other receivables and assets	-	Other receivables and assets	-
Total derivatives not designated as hedging instruments:		7		3

Total Derivatives		168		36

In millions of U.S. dollars	As at September 25, 2010		As at December 31, 2009
Liability Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value

Derivatives designated as hedging instruments:
Foreign exchange forward contracts	Other payables and accrued liabilities	(15)	Other payables and accrued liabilities	(19)
Currency options	Other payables and accrued liabilities	(2)	Other payables and accrued liabilities	(8)
Total derivatives designated as hedging instruments		(17)		(27)

Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	Other payables and accrued liabilities	-	Other payables and accrued liabilities	(7)
Currency options	Other payables and accrued liabilities	-	Other payables and accrued liabilities	-
Total derivatives not designated as hedging instruments:		-		(7)

Total Derivatives		(17)		(34)

The effect on the consolidated statements of income for the three and nine months ended September 25, 2010 and September 26, 2009 and on the Other comprehensive income (“OCI”) as reported in the statement of changes in equity as at September 25, 2010 and December 31, 2009 of derivative instruments designated as cash flow hedge is presented in the table below:

In millions of U.S. dollars	Gain (loss) deferred in OCI on derivative		Location of gain (loss) reclassified from OCI into earnings	Gain (loss) reclassified from OCI into earnings
				Three months ended		Nine months ended
	September 25, 2010	December 31, 2009		September 25, 2010	September 26, 2009	September 25, 2010	September 26, 2009
Foreign exchange forward contracts	23	2	Cost of sales	(30)	17	(37)	14
Foreign exchange forward contracts	4	1	Selling, general and administrative	(5)	3	(7)	4
Foreign exchange forward contracts	17	6	Research and development	(21)	14	(34)	19

Currency options	(1)	(1)	Cost of sales	(1)	-	(4)	(4)
Currency options	-	-	Selling, general and administrative	-	-	(1)	(1)
Currency options	(1)	(1)	Research and development	(1)	-	(2)	(3)

Currency collars	2		Cost of sales	-
Currency collars	1		Selling, general and administrative	-
Currency collars	1	-	Research and development	-
Combined options	11	-	-	-	-	-	-
Contingent zero-cost collars	73	-	-	-	-	-	-

Total	130	7		(58)	34	(85)	29

No ineffective portion of the cash flow hedge relationships was recorded in earnings in the first nine months of 2010 and 2009. No amount was excluded from effectiveness measurement on foreign exchange forward contracts, currency options and collars.

The effect on the consolidated statements of income for the three and nine months ended September 25, 2010 and September 26, 2009 of derivative instruments not designated as a hedge is presented in the table below:

In millions of U.S. dollars	Location of gain recognized in earnings	Gain (loss) recognized in earnings
		Three months ended		Nine months ended
		September 25, 2010	September 26, 2009	September 25, 2010	September 26, 2009
Foreign exchange forward contracts	Other income and expenses, net	18	2	(43)	(4)
Currency options	Other income and expenses, net	-	-	-	-

Total		18	2	(43)	(4)

The Company did not enter into any derivative instrument containing significant credit-risk-related contingent features.

28.	Fair Value Measurements

The table below details assets (liabilities) measured at fair value on a recurring basis as at September 25, 2010:
		Fair Value Measurements using
	September 25, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description
In millions of U.S. dollars
Aaa debt securities issued by the U.S. Treasury	500	500	-	-
Euro-denominated Aaa debt securities issued by foreign governments	348	348	-	-
Euro-denominated Senior debt Floating Rate Notes issued by Lehman Brothers	10	-	-	10
Euro-denominated Senior debt Floating Rate Notes issued by other financial institutions	118	118	-	-
U.S. dollar-denominated Senior debt Floating Rate Notes issued by other financial institutions	200	200	-	-
Auction Rate Securities	64	-	-	64
Equity securities classified as held for trading	8	8	-	-
Equity securities classified as available for sale	492	11	481	-
Derivative instruments designated as cash flow hedge	144	144	-	-
Derivative instruments not designated as hedge	7	7	-	-
Total	1,891	1,336	481	74

For assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2010 and September 25, 2010 is presented as follows:

In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
December 31, 2009	226
Change in fair value of Auction Rate Securities	22
Change in fair value of Numonyx subordinated notes – pre-tax	2
Paid-in-kind interest on Numonyx subordinated Notes	5
Extinguishment of Numonyx subordinated Notes	(180)
Currency translation adjustment	(1)
September 25, 2010	74

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	-

The table below details assets (liabilities) measured at fair value on a nonrecurring basis as at September 25, 2010:

		Fair value measurements using
In millions of U.S. dollars		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	September 25, 2010

Investments in equity securities carried at cost	27	-	-	27
Assets held for sale	29	-	29	-
Total	56	-	29	27

The assets held for sale are reported at the lower of their net book value and fair value less costs to sell. Fair value is determined by estimates provided by brokers based on past sales of similar assets.

For assets (liabilities) measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2010 and September 25, 2010 is presented as follows:
In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
December 31, 2009	222
Investments in equity securities carried at cost	(2)
Equity share in Numonyx earnings	14
Numonyx divestiture	(207)
September 25, 2010	27

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	-

The following table includes additional fair value information on other financial assets and liabilities recorded at amortized cost as at September 25, 2010 and as at December 31, 2009:
	2010		2009
Description	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
In millions of U.S. dollars
Long-term debt
- Bank loans (including current portion)	651	651	829	829
- Senior Bonds	653	647	720	712
- Convertible debt	573	564	943	918
Total	1,877	1,862	2,492	2,459

The table below details securities that currently are in an unrealized loss position.  The securities are segregated by investment type and the length of time that the individual securities have been in a continuous unrealized loss position as of September 25, 2010.

	September 25, 2010
	Less than 12 months		More than 12 months		Total
Description	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses
Senior debt floating rate notes	-	-	318	(5)	318	(5)
Equity securities classified as available for sale	481	(102)	-	-	481	(102)
Total	481	(102)	318	(5)	799	(107)

The methodologies used to estimate fair value are as follows:

Debt securities classified as available for sale

The fair value of floating rate notes and government bonds is estimated based upon quoted market prices for the identical instruments. For Lehman Brothers senior unsecured bonds, fair value measurement was reassessed in 2008 from a Level 1 fair value measurement hierarchy to a Level 3 following Lehman Brothers Chapter 11 filing. Fair value measurement for these debt securities relies on information received from a major credit rating entity based on historical recovery rates.

For auction rate securities, which are debt securities without available observable market price, the Company establishes fair value by reference to public available indexes of securities with the same rating and comparable or similar underlying collaterals or industries’ exposure, as described in detail in Note 12.

Foreign exchange forward contracts, currency options and collars

The fair value of these instruments is estimated based upon quoted market prices for identical instruments.

Equity securities classified as available-for-sale

The fair values of these instruments are estimated based upon market prices for the same or similar instruments. For shares on which a sale restriction is attached, the market price is discounted in order to reflect such restriction.

Equity securities held for trading

The fair value of these instruments is estimated based upon quoted market prices for the same instruments.

Equity securities carried at cost

The non-recurring fair value measurement is based on the valuation of the underlying investments on a new round of third party financing or upon liquidation.

Long-term debt and current portion of long-term debt

The fair value of long-term debt was determined based on quoted market prices, and by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Company's incremental borrowing rates for similar types of borrowing arrangements.

Cash and cash equivalents, accounts receivable, bank overdrafts, short-term borrowings, and accounts payable

The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

29.	Segment Reporting

The Company operates in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, the Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, the Company further participates in the manufacturing value chain of Smartcard products through its divisions, which include the production and sale of both silicon chips and Smartcards.

In the Subsystems business area, the Company designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets,  including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to its business as a whole, the Subsystems segment does not meet the requirements for a reportable segment.

The current organization is as follows:

•	Automotive Consumer Computer and Communication Infrastructure (“ACCI”), comprised of four product lines:

o	Automotive Products Group (“APG”);

o	Computer and Communication Infrastructure (“CCI”);

o	Home Entertainment & Displays (“HED”); and

o	Imaging (“IMG”).

•	Industrial and Multisegment Sector (“IMS”), comprised of:

o	Analog, Power and Micro-Electro-Mechanical Systems (“APM”); and

o	Microcontrollers, non-Flash, non-volatile Memory and Smart Card products (“MMS”).

•	Wireless Segment (“Wireless”), is comprised of:

o	2G, EDGE TD-SCDMA & Connectivity;

o	3G Multimedia & Platforms;

o	LTE & 3G Modem Solutions;

in which, since February 3, 2009, the Company reports the portion of sales and operating results of ST-Ericsson as consolidated in the Company’s revenue and operating results, and

o	Other Wireless, in which the Company reports other revenues, gross margin and other items related to the wireless business but outside of the ST-Ericsson JVS.

In 2010, the Company restated its results from prior periods for illustrative comparisons of its performance by product segment. The preparation of segment information based on the current segment structure requires management to make significant estimates, assumptions and judgments in determining the operating income of the segments for the prior reporting periods.

The Company’s principal investment and resource allocation decisions in the semiconductor business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product segments, but on the basis of the semiconductor business area. All these product segments share common research and development for process technology and manufacturing capacity for most of their products.

The following tables present the Company’s consolidated net revenues and consolidated operating income by semiconductor product segment. For the computation of the Groups’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the Groups, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with the Company’s internal policies, certain cost items are not charged to the Groups, including unused capacity charges, impairment, restructuring charges and other related closure costs, start-up and phase out costs of certain manufacturing facilities, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate level operating expenses, acquired IP R&D, other non-recurrent purchase accounting items and certain other miscellaneous charges.

Net revenues by product segment:

	(Unaudited)		(Unaudited)
	Three months ended		Nine months ended
In millions of U.S. dollars	September 25, 2010	September 26, 2009	September 25, 2010	September 26, 2009

Net revenues by product segment:
Automotive Consumer Computer and Communication Infrastructure (ACCI)(1)	1,086	839	3,041	2,171
Industrial and Multisegment Sector (IMS) (1)	1,012	706	2,767	1,816
Wireless	546	705	1,658	1,873
Others(2)	13	25	47	67

Total consolidated net revenues	2,657	2,275	7,513	5,927

(1)	Following the transfer of a small business unit from ACCI to IMS, the Company has reclassified prior period revenues accordingly.
(2)	Includes revenues from the sales of Subsystems, assembly services and other products not allocated to product segments.

Net revenues by product segment and by product line:

	(Unaudited)		(Unaudited)
	Three months ended		Nine months ended
In millions of U.S dollars	September 25, 2010	September 26, 2009	September 25, 2010	September 26, 2009

Net revenues by product lines:
Automotive Products Group (“APG”) (1)	364	281	1,015	685
Computer and Communication Infrastructure (“CCI”)	296	257	834	625
Home Entertainment & Displays (“HED”)	267	188	760	551
Imaging (“IMG”)	143	113	393	301
Others	16	-	39	9
Automotive Consumer Computer and Communication Infrastructure (“ACCI”)	1,086	839	3,041	2,171
Analog Power and Micro-Electro-Mechanical Systems (“APM”)	702	498	1,925	1,277
Microcontrollers, non-Flash, non-volatile Memory and Smartcard products (“MMS”) (1)	309	208	839	538
Others	1	-	3	1
Industrial and Multisegment Sector (“IMS”)	1,012	706	2,767	1,816
2G, EDGE TD-SCDMA & Connectivity	250	291	704	748
3G Multimedia & Platforms	287	409	931	1,107
LTE & 3G Modem Solutions	9	4	22	10
Others	-	1	1	8
Wireless	546	705	1,658	1,873
Others	13	25	47	67
Total consolidated net revenues	2,657	2,275	7,513	5,927

(1)	Following the transfer of a small business unit from ACCI to IMS, the Company has reclassified prior period revenues accordingly.

Operating income (loss) by product segment:

	(Unaudited)		(Unaudited)
	Three months ended		Nine months ended
In millions of U.S. dollars	September 25, 2010	September 26, 2009	September 25, 2010	September 26, 2009

Operating income (loss) by product segment:
Automotive Consumer Computer and Communication Infrastructure (ACCI)	128	(33)	275	(131)
Industrial and Multisegment Sector (IMS)	199	23	427	6
Wireless	(94)	(75)	(347)	(308)
Total operating income (loss) of product segments	233	(85)	355	(433)
Others(1)	(40)	(111)	(92)	(583)

Total consolidated operating income (loss)	193	(196)	263	(1,016)
(1)
Operating income (loss) of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, start-up and phase-out costs, and other unallocated expenses such as: strategic or special research and development programs, acquired In-Process R&D, certain corporate level operating expenses, certain patent claims and litigation, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group.

Reconciliation of operating income (loss) of segments to the total operating income (loss):

	(Unaudited)		(Unaudited)
	Three months ended		Nine months ended
In millions of U.S. dollars	September 25, 2010	September 26, 2009	September 25, 2010	September 26, 2009

Reconciliation to consolidated operating income (loss):
Total operating income (loss) of product segments	233	(85)	355	(433)
Strategic and other research and development programs	(4)	(12)	(11)	(19)
Start up / Phase out costs	(5)	(3)	(10)	(37)
Impairment, restructuring charges and other related closure costs	(27)	(53)	(72)	(194)
Unused capacity charges	-	(47)	(1)	(309)
Equipment write-off	-	-	-	(11)
Sales of materials	5	4	16	9
Consulting fees	-	-	(2)	(8)
Manufacturing services	1	6	3	12
Other non-allocated provisions(1)	(10)	(6)	(15)	(26)
Total operating loss Others	(40)	(111)	(92)	(583)

Total consolidated operating income (loss)	193	(196)	263	(1,016)

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs that are not allocated to the product segments.

30.	Subsequent events

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	November 5, 2010	By:	/s/ Carlo Bozotti

		Name:	Carlo Bozotti
		Title:	President and Chief Executive Officer and Sole Member of our Managing Board

 Enclosure: STMicroelectronics N.V.’s Third Quarter and Nine Months 2010:

•	Operating and Financial Review and Prospects;
•	Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow and Statements of Changes in Equity and related Notes; and
•	Certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.